UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of August 2024

Commission File Number:  001-34153

Global Ship Lease, Inc.

(Translation of registrant's name into English)

c/o GSL Enterprises Ltd.

9 Irodou Attikou Street

Kifisia, Athens

Greece, 14561

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is Management’s Discussion and Analysis of Financial Results of Operations and the unaudited interim consolidated financial statements, and the accompanying notes thereto, for the six months ended June 30, 2024, of the Global Ship Lease, Inc. (the “Company”).

The information contained in Exhibit 99.1 to this Report is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-267468) and on Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC. (Registrant)

Dated: August 6, 2024	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer

Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is management’s discussion and analysis of financial condition and results of operations of Global Ship Lease, Inc. for the six month periods ended June 30, 2024 and 2023. The following discussion and analysis should be read in conjunction with our interim unaudited condensed consolidated financial statements and the related notes thereto, included in this report, the discussion and analysis included in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 20, 2024 (the “Annual Report”), and other financial information appearing elsewhere in this report. We prepare our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following discussion and analysis contain forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report.

Unless the context otherwise requires, references to the “Company”, “we”, “us”, “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., “Technomar” refers to Technomar Shipping Inc., our ship technical manager, and “Conchart” refers to Conchart Commercial Inc., our commercial ship manager, “Managers” refers to Technomar and Conchart, together. Unless otherwise indicated, all references to “$” and “dollars” are to U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as ships. Unless otherwise indicated, we calculate the average age of our ships on a weighted average basis, based on TEU capacity.

Cautionary Statement Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", “should”, "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and we cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;
•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	geo-political events such as the conflict in Ukraine and the recent escalation of the Israel-Gaza conflict;
•	the potential disruption of shipping routes, including due to low water levels in the Panama Canal and ongoing attacks by Houthis in the Red Sea;
•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;
•	the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;
•	the overall health and condition of the U.S. and global financial markets;
•	our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;
•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements and financing arrangements;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;

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•	changes in the rate of growth of global and various regional economies;
•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve our capital base;
•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;
•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;
•	our ability to realize expected benefits from our acquisition of secondhand vessels;
•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to our advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	changes in laws and regulations (including environmental rules and regulations); and
•	potential liability from future litigation;
•	other important factors described from time to time in the reports we file with the SEC.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in our filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication, as prediction of future events. Except as required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks that we describe in the reports we will file from time to time with the SEC after the date of this communication.

Overview

We are a containership owner, incorporated in the Marshall Islands. We commenced operations in December 2007 with a business of owning and chartering out containerships under fixed rate charters to container liner companies.

As of June 30, 2024, we owned 68 vessels, with a total carrying capacity of 376,723 TEU with an average age, weighted by TEU capacity, of 17.7 years.

Our financial results are largely driven by the following factors:

•	the continued performance of the charter agreements;
•	the number of vessels in our fleet and their charter rates;
•	the terms under which we recharter our vessels once the existing time charters have expired;
•	the number of days that our vessels are utilized and not subject to drydocking, special surveys, or otherwise are off-hire;
•	our ability to control our costs, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative, and other expenses and interest and financing costs. Ship operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;
•	impairment of our vessels and other non-current assets; and
•	access to, and the pricing and other terms of, our financing arrangements.

The average remaining term of our charters as at June 30, 2024, to the mid-point of redelivery, including options under our control and other than if a redelivery notice has been received, was 2.2 years on a TEU-weighted basis. The charter rate that we will achieve on the renewal of an expiring charter will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

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The container shipping industry suffered a cyclical downturn, as a result of the Global Financial Crisis in 2008 – 2009, and many container shipping companies reported substantial losses. Financial performance of container shipping companies subsequently improved; however, the industry remained under pressure due to oversupply of container ship capacity. 2020 saw a substantial downturn, triggered by the global COVID-19 pandemic. However, commencing late 2020, containerized volumes, freight rates, charter rates and vessel values all increased substantially, with that positive momentum continuing through the first half 2022. Thereafter, there was a downward normalization in the market, caused by macro headwinds (primarily due to the conflict in Ukraine and elevated inflation) and negative sentiment, which placed downward pressure on consumer demand, and as a result, on the container shipping industry. Starting in late 2023, and continuing to date in 2024, disruptions in and around the Red Sea caused a significant proportion of containerized traffic which had previously transited the Suez Canal to be diverted around the Southern tip of Africa. The resulting increase in trade distances absorbed effective capacity, tightened supply / demand dynamics, and reversed the downward pressure on freight rates, charter rates and asset values. All charter payments have been received on a timely basis in 2023 and year-to-date 2024 and, as of June 30, 2024, receipt of charter hire was up to-date. If our existing charterers were to be unable to make charter payments to us, our results of operations and financial condition would be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

Vessel Management

Under each of our time charters, we are responsible for the operation and technical management of each vessel, which includes crewing, provision of lubricating oils, maintaining the vessel, periodic drydocking and performing work required by regulations. The day-to-day crewing and technical management of our vessels are provided by our ship managers pursuant to the terms of ship management agreements.

As of the date of this report, all of our ship technical management agreements (as amended from time to time, the “TTMA”) are with Technomar, a company of which our Executive Chairman is the Founder, Managing Director, and majority beneficial owner, for a daily management fee. Technomar provides all day-to-day ship technical management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking and services in relation to the European Union Emission Trading System (“EU ETS”). Six vessels (“Third-Party Managed Vessels”), which were purchased by us in July 2021, were previously managed by another third-party ship manager with those management agreements terminating between May and July 2023.

We pay Technomar a daily management fee of Euro 785 from January 1, 2024, compared to Euro 750 for 2023, per vessel, payable in U.S. dollars, which, in addition to the technical ship management services noted above, includes administrative support services provided to the Global Ship Lease group, including accounting and financial reporting, treasury management services and legal services. Commencing January 1, 2024, we also pay Technomar a fee of EUR 7,500, per annum per vessel, pro rata, for the provision of additional services relating to our compliance with EU ETS requirements, such services including, among others, gathering emissions data, calculating emissions allowances, reporting verified emissions data to the relevant authorities, and opening, monitoring and managing EU ETS accounts on our behalf, and performing a final reconciliation analysis. Each TTMA has a minimum term of twenty-four months after the later to occur of the expiry of the charter for the applicable vessel or the credit facility (or other debt agreement) for which the applicable vessel serves as collateral, unless terminated earlier in accordance with the provisions of the TTMA. We expect that additional vessels that we may acquire in the future will also be managed under a TTMA on substantially similar terms.

Conchart Commercial Inc. provides commercial management services to us for all of our vessels pursuant to commercial management agreements. Our Executive Chairman is the sole beneficial owner of Conchart. Under the commercial management agreements, Conchart is responsible for (i) marketing of our vessels, (ii) seeking and negotiating employment of our vessels, (iii) advising us on market developments and developments of new rules and regulations with respect to trading and cargo restrictions, (iv) assisting in the calculation of hires and the collection of any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions.

We, as per commercial management agreements, have agreed to pay to the commercial manager, who shall be named broker in each memorandum of agreement (or equivalent agreement) providing for the sale of all vessels and purchase of some vessels, a commission of 1.00% based on the sale and purchase price for any sale and purchase of a vessel, which shall be payable upon request of the commercial manager.

Technomar and Conchart are related parties of ours.

See “Item 4. Information on the Company - B. Business Overview - Management of Our Fleet” in our Annual Report for a more detailed description of our ship management agreements.

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Operating Fleet

The table below provides certain information about our fleet of 68 containerships as of June 30, 2024.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26	47,200
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q27	4Q27	65,000
Anthea Y (1)	9,115	31,890	2015	MSC	3Q25	4Q25	Footnote (3)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q27	4Q27	65,000
MSC Tianjin	8,603	34,243	2005	MSC	3Q27	4Q27	19,000 (4)
MSC Qingdao	8,603	34,609	2004	MSC	3Q27	4Q27	23,000 (4)
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	4Q27	Footnote (5)
GSL Alexandra	8,544	37,809	2004	Maersk	3Q25	3Q26	Footnote (6)
GSL Sofia	8,544	37,777	2003	Maersk	3Q25	3Q26	Footnote (6)
GSL Effie	8,544	37,777	2003	Maersk	3Q25	3Q26	Footnote (6)
GSL Lydia	8,544	37,777	2003	Maersk	2Q25	3Q26	Footnote (6)
GSL Eleni	7,847	29,261	2004	Maersk	4Q27	2Q29	16,500 (7)
GSL Kalliopi	7,847	29,261	2004	Maersk	1Q28	2Q29	18,900 (7)
GSL Grania	7,847	29,261	2004	Maersk	4Q27	2Q29	17,750 (7)
Colombia Express (ex Mary) (1) (16)	7,072	23,424	2013	Hapag-Lloyd (8)	4Q28	1Q31	Footnote (8)
Kristina (1)	7,072	23,421	2013	CMA CGM (8)	4Q29	4Q31	25,910 (8)
Katherine (tbr Costa Rica Express) (1) (16)	7,072	23,403	2013	Hapag-Lloyd (8)	2Q29	3Q31	Footnote (8)
Alexandra (1)	7,072	23,348	2013	CMA CGM (8)	2Q29	3Q31	25,910 (8)
Alexis (1)	6,910	23,919	2015	CMA CGM (8)	3Q29	4Q31	25,910 (8)
Olivia I (1)	6,910	23,864	2015	Hapag-Lloyd (8)	3Q29	3Q31	Footnote (8)
GSL Christen	6,840	27,954	2002	OOCL	4Q27	1Q28	20,500 (9)
GSL Nicoletta	6,840	28,070	2002	Maersk	1Q28	2Q28	35,750 (9)
CMA CGM Berlioz	7,023	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Agios Dimitrios	6,572	24,931	2011	MSC	2Q27	3Q27	Footnote (4)
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	3Q24	1Q25	13,250
GSL Dorothea	5,992	24,243	2001	Maersk	2Q25	3Q26	12,900 (10)
GSL Arcadia	6,008	24,858	2000	Maersk	1Q25	1Q26	12,900 (10)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25	18,600 (10)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27	18,600 (10)
GSL MYNY	6,008	24,876	2000	Maersk	2Q25	1Q26	18,600 (10)
GSL Melita	6,008	24,848	2001	Maersk	3Q25	3Q26	12,900 (10)
GSL Tegea	5,994	24,308	2001	Maersk	3Q25	3Q26	12,900 (10)
Tasman	5,936	25,010	2000	Maersk	1Q25	1Q25	21,500

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Dimitris Y (ex ZIM Europe) (16)	5,936	25,010	2000	ONE	2Q25	3Q25	33,900
Ian H	5,936	25,128	2000	ZIM	3Q24	4Q24	32,500
GSL Tripoli	5,470	22,109	2009	Maersk	3Q27	4Q27	36,500 (11)
GSL Kithira	5,470	22,259	2009	Maersk	4Q24	1Q28	36,500 (11)
GSL Tinos	5,470	22,068	2010	Maersk	3Q27	4Q27	36,500 (11)
GSL Syros	5,470	22,099	2010	Maersk	4Q27	4Q27	36,500 (11)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	3Q25	53,500
Orca I	5,095	20,633	2006	Maersk	2Q25	4Q25	21,000
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (12)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (12)
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (12)
CMA CGM America	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (12)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	35,961 (13)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q25	2Q25	20,500
GSL Eleftheria	3,421	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Hapag-Lloyd(14)	4Q26	4Q26	21,000 (14)
GSL Valerie	2,824	11,971	2005	ZIM	1Q25	3Q25	32,000
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	36,600
GSL Lalo	2,824	11,950	2006	MSC	2Q25	3Q25	18,000
GSL Mercer	2,824	11,970	2007	ONE	4Q24	2Q25	35,750
Athena	2,980	13,538	2003	MSC	2Q25	3Q25	17,500
GSL Elizabeth	2,741	11,530	2006	Maersk	2Q26	2Q26	20,360
GSL Chloe (ex Beethoven) (16)	2,546	12,212	2012	ONE	4Q24	1Q25	33,000
GSL Maren	2,546	12,243	2014	OOCL	1Q26	2Q26	16,500
Maira	2,506	11,453	2000	Hapag-Lloyd	3Q24	4Q24	16,000
Nikolas	2,506	11,370	2000	Maersk	4Q24	4Q24	14,250
Newyorker	2,506	11,463	2001	Maersk	1Q25	2Q25	17,250
Manet	2,288	11,534	2001	OOCL	4Q24	2Q25	32,000
Kumasi	2,220	11,652	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta	2,220	11,592	2002	OOCL	4Q24	1Q25	32,000
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	MSC	2Q25	3Q25	Footnote (15)

(1)	Modern design, high reefer capacity, fuel-efficient “ECO” vessel.
(2)	In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to June 30, 2024, plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.
(3)	Anthea Y. The vessel is charterered at a confidential charter rate.
(4)	MSC Tianjin, MSC Qingdao and Agios Dimitrios were each forward fixed for minimum 36 months – maximum 38 months. The new charters are expected to commence between 2Q 2024 and 3Q 2024, after the vessels are drydocked at confidential charter rates. Agios Dimitrios new charter commenced in 2Q 2024. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(5)	GSL Ningbo is chartered at a confidential charter rate.
(6)	GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel was delivered, with charterers holding one year extension options. The vessels are chartered at confidential charter rates.
(7)	GSL Eleni, GSL Kalliopi and GSL Grania, were forward fixed at a confidential charter rates with direct continuation for 35 – 38 months, after which the charterer has the option to extend each charter for further 12 – 16 months.
(8)	Colombia Express (ex Mary), Kristina, Katherine (tbr Costa Rica Express),Alexandra, Alexis, Olivia I were forward fixed to Hapag-Lloyd for 60 months +/-45 days at confidential charter rates, followed by two periods of 12 months each at the option of the charterer. The new charter for Colombia Express (ex Mary) commenced in early 2024. The new charters for the remaining vessels are scheduled to commence as each of the existing charters expire, on a staggered basis, between approximately 3Q 2024 and late 2024.
(9)	GSL Nicoletta and GSL Christen were forward fixed for 39–42 months and 38.5-41.5 months, respectively, at confidential charter rates.
(10)	GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey. GSL Arcadia, GSL Dorothea, GSL Tegea, GSL Melita charterer’s first options were exercised in 1Q 2024 and GSL MYNY in 2Q 2024.
(11)	GSL Tripoli, GSL Kithira, GSL Tinos, and GSL Syros. Ultra-high reefer ships of 5,470 TEU each. Contract cover on each ship is for a firm period of three years, from their delivery dates in 2021, at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option. GSL Tripoli, GSL Syros and GSL Tinos charterer’s options were exercised in 2Q 2024.
(12)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America are chartered at confidential charter rates.
(13)	GSL Rossi. Chartered at an average rate of $35,961 per day, $38,000 to 1Q 2025 and $35,000 for the remaining period.
(14)	GSL Melina. Chartered to Maersk for 27 – 28 months from July 2024 at a confidential charter rate.
(15)	Julie. Chartered at a confidential charter rate.
(16)

On January 3, 2024, Mary was renamed to Colombia Express. On January 26, 2024, Beethoven was renamed to GSL Chloe. On April 19, 2024, Zim Europe was renamed to Dimitris Y. On July 9, 2024, Katherine was renamed to Costa Rica Express.

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 Recent and Other Developments

On June 26, 2024, we announced upgrades by three leading credit rating agencies. The Corporate Family Rating for Global Ship Lease was upgraded to Ba2 from Ba3, with a stable outlook, by Moody’s Investor Service; S&P Global Ratings upgraded the long-term issuer credit rating to BB+ from BB, with a stable outlook; and the Kroll Bond Rating Agency (“KBRA”) upgraded the corporate rating to BB+ from BB, with a stable outlook. KBRA also affirmed the BBB/stable investment grade rating and outlook for the 5.69% Senior Secured Notes due July 15, 2027 (the “2027 Secured Notes”).

On August 5, 2024, we announced a dividend of $0.45 per Class A common share from the earnings of the second quarter 2024 to be paid on September 4, 2024 to common shareholders of record as of August 23, 2024.

Share Buyback

During the first quarter of 2024, we repurchased an aggregate of 251,772 Class A common shares for a total consideration of approximately $5.0 million. Repurchase prices ranged between $18.98 and $20.83 per share, with an average price of $19.84 per share. There were no such repurchases in the second quarter of 2024. Approximately $33.0 million of capacity remains under our opportunistic share buy-back authorization.

Critical Accounting Policies

The interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions.

For a further description of our significant accounting policies, please see note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this report.

(a)	Use of estimates

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

(b)	Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs considering pro rata allocation based on vessels fair value at the acquisition date. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the six months ended June 30, 2024 and June 30, 2023.

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Management estimates the residual values of our container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of our vessels based on scrap rate of $400 per LWT.

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited condensed Consolidated Statements of Income.

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(c)	Intangible assets and liabilities-charter agreements

Our intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires us to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of our vessels and our weighted average cost-of capital. The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities-charter agreements” in the interim unaudited condensed Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

(d)	Impairment of Long-lived assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by us are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, we perform step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

We use a number of assumptions in projecting our undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter, (ii) off-hire days, which are based on actual off-hire statistics for our fleet, (iii) operating costs, based on current levels escalated over time based on long term trends, (iv) dry docking frequency, duration and cost (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard, and (vi) scrap values.

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond our control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

During the six months ended June 30, 2024 and 2023, we evaluated the impact of current economic situation on the recoverability of all our vessel groups and have determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there were no triggering events and no impairment test was performed for the six months ended June 30, 2024 and 2023.

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(e)	Revenue recognition and related expenses

We charter out our vessels on time charters which involve placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by us, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the periods ended June 30, 2024, and 2023, an amount of $4.2 million loss and $1.8 million gain, respectively, has been recorded in time charter-revenues for such modifications and revenues recognized on a straight-line basis. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of June 30, 2024, current and non-current portion from implementing the straight-line basis, amounting to $8.4 million ($9.0 million as for December 31, 2023) and $14.6 million ($15.1 million as for December 31, 2023), respectively, are presented in the interim condensed unaudited Consolidated Balance Sheets in the line item “Prepaid expenses and other current assets” and “Other non-current assets”, respectively.

Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate. Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.

Under time charter arrangements we, as owner, are responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.

Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

Leases: In cases of lease agreements where we act as the lessee, we recognize an operating lease asset and a corresponding lease liability on the interim unaudited condensed Consolidated Balance Sheets. Following initial recognition and with regards to subsequent measurement we remeasure lease liability and right of use asset at each reporting date.

Leases where we act as the lessor are classified as either operating or sales-type / direct financing leases.

In cases of lease agreements where we act as the lessor under an operating lease, we keep the underlying asset on the interim unaudited condensed Consolidated Balance Sheets and continue to depreciate the assets over their useful life. In cases of lease agreements where we act as the lessor under a sales-type / direct financing lease, we derecognize the underlying asset and record a net investment in the lease. We act as a lessor under operating leases in connection with all of our charter out – bareboat-out arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. We have entered into six agreements which qualify as failed sale and leaseback transactions as we are required to repurchase the vessels at the end of the lease term and we have accounted for the six agreements as financing transactions.

We elected the practical expedient which allows us to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics.

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(f)	Fair Value Measurement and Financial Instruments

Financial instruments carried on the interim unaudited condensed Consolidated Balance Sheets include cash and cash equivalents, restricted cash, time deposits, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair Value Measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In December 2021, we purchased interest rate caps with an aggregate notional amount of $484.1 million, which amortizes over time as our outstanding debt balances decline. In February 2022, we further hedged our exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507.9 million of our floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $0.8 million for six months ended June 30, 2024 was recorded through interim unaudited condensed Consolidated Statements of Income ($1.4 million negative fair value adjustment for six months ended June 30, 2023). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. We are designating certain future interest payments on our outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, “for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based”. In this case, we have designated only a portion of our outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. As of June 30, 2024, all our loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, our interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

We assess the effectiveness of the hedges on an ongoing basis. The amounts included in accumulated other comprehensive income (OCI) will be reclassified to interest expense should the hedge no longer be considered effective.

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to our variable rate borrowings. When derivatives are used, we are exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs - Level 2 inputs).

On April 4, 2024, we entered into a foreign exchange option strip (“FX option”) to purchase €3.0 million, with monthly settlements, starting April 11, 2024, and ending March 13, 2025. The strike price is EURUSD 1.10. We entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the US Dollar and Euro. This FX option is designated as a cash flow hedge of anticipated expenses totaling €3.0 million, expected to occur each month. Changes in the fair value of the option other than “intrinsic value” are excluded from the assessment of effectiveness. The effectiveness of the hedging relationship will be periodically assessed during the life of the hedge by comparing the terms of the option and the forecasted expenses to ensure that they continue to coincide. Should the critical terms no longer match exactly, hedge effectiveness (both prospective and retrospective) will be assessed by evaluating the dollar-offset ratio of the spot intrinsic value of the actual option contract and a hypothetically perfect option contract.

As of June 30, 2024, and December 31, 2023, we recorded a derivative asset of $36.4 million ($0.2 million relates to FX option) and $41.5 million ($nil relates to FX option), respectively.

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Financial Risk Management: Our activities expose us to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit Risk: We closely monitor our credit exposure to customers, financial institutions and counter-parties for credit risk. We have entered into commercial management agreement with Conchart, pursuant to which Conchart has agreed to provide commercial management services to us, including the negotiation, on behalf of us, vessel employment contracts. Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject us to concentrations of credit risk are accounts receivable cash and cash equivalents and time deposits. We do not believe our exposure to credit risk is likely to have a material adverse effect on our financial position, results of operations or cash flows.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. We monitor cash balances appropriately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the interim unaudited condensed Consolidated Statements of Income.

(g)	Derivative instruments

We are exposed to interest rate risk relating to our variable rate borrowings. In December 2021, the Company purchased an amortized interest rate cap with an aggregate notional amount of $484.1 million (“December 2021 hedging"), which amount reduces over time as our outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to our variable rate borrowings.

At the inception of the transaction, we documented the relationship between hedging instruments and hedged items, as well as our risk management objective and the strategy for undertaking various hedging transactions. We also documented our assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

This transaction is designated as a cash flow hedge, and under ASU 2017-12, cash flow hedge accounting allows all changes in fair value to be recorded through Other Comprehensive Income once hedge effectiveness has been established. Under ASC 815-30-35-38, amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings (i.e., each quarter) and shall be presented in the same income statement line item as the earnings effect of the hedged item in accordance with paragraph 815-20-45-1A.

The premium paid related to this derivative was classified in the interim unaudited condensed Consolidated Statements of Cash Flows as operating activities in the line item “Derivative asset”. The premium shall be amortized into earnings “on a systematic and rational basis over the period in which the hedged transaction affects earnings” (ASC 815-30-35-41A); that is, we will expense the premium over the life of the interest rate cap in accordance with the “caplet method,” as described in Derivatives Implementation Group (DIG) Issue G20. DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expensing of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

In February 2022, we further purchased two interest rate caps with an aggregate notional amount of $507.9 million. The first interest rate cap of $253.9 million which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $0.8 million as at June 30, 2024 ($1.4 million negative fair value adjustment as at June 30, 2023) was recorded through our interim unaudited condensed Consolidated Statements of Income. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, we have designated only a portion of our outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. As of June 30, 2024, all of our loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, our interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

The amounts included in accumulated other comprehensive income (OCI) will be reclassified to interest expense should the hedge no longer be considered effective. We assess the effectiveness of the hedges on an ongoing basis. As of June 30, 2024, and June 30, 2023, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $0.6 million and $(0.2) million was reclassified to/(from) other comprehensive income (OCI) to the interim unaudited condensed Consolidated Statements of Income.

On April 4, 2024, we entered into the FX option to purchase €3.0 million, with monthly settlements, starting April 11, 2024 and ending March 13, 2025. The initial value of the excluded component is equal to the option premium of €0.4 million and are recognized in earnings using the amortization approach as per ASC 815-20-25-83A. As of June 30, 2024, following a quantitative assessment, no amount has been reclassified to other comprehensive income to the interim unaudited condensed Consolidated Statements of Income.

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(h)	Recent accounting pronouncements

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard improves reportable segment disclosures by adding and enhancing interim disclosure requirements, clarifying circumstances in which entities can disclose multiple segment measures of profit or loss, providing new segment disclosure requirements for entities with a single reportable segment, and adding other disclosure requirements. This standard is effective for all entities that are subject to Topic 280, Segment Reporting for annual periods beginning after December 15, 2023, but early adoption is permitted. We are currently evaluating the impact of this guidance on our interim unaudited condensed consolidated financial statement presentation or results.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. We are evaluating currently the impacts of this guidance on our interim unaudited condensed consolidated financial statement presentation or results.

Results of Operations

Financial Results for the Six Months Ended June 30, 2024 Compared to the Six Months Ended June 30, 2023

The following table presents interim unaudited condensed consolidated revenues and expenses for the six month periods ended June 30, 2024 and 2023. This information was derived from the interim unaudited condensed consolidated financial statements of operations of Global Ship Lease for the respective periods.

(Expressed in millions of U.S. dollars)

	Six months ended June 30,
	2024	2023
OPERATING REVENUES
Time charter revenues	351.6	316.3
Amortization of intangible liabilities-charter agreements	3.0	5.1
Total Operating Revenues	354.6	321.4

OPERATING EXPENSES
Vessel operating expenses (include related party vessel operating expenses of $10.8 and $8.9 for each of the periods ended June 30, 2024 and 2023, respectively)	95.0	86.2
Time charter and voyage expenses (include related party time charter and voyage expenses of $4.3 and $3.7 for each of the periods ended June 30, 2024 and 2023, respectively)	10.6	12.1
Depreciation and amortization	48.9	43.4
General and administrative expenses	9.2	9.5
Operating Income	190.9	170.2

NON-OPERATING INCOME/(EXPENSES)
Interest income	7.8	4.4
Interest and other finance expenses	(20.3)	(22.0)
Other income, net	2.3	1.2
Fair value adjustment on derivative asset	(0.8)	(1.4)
Total non-operating expenses	(11.0)	(17.8)
Income before income taxes	179.9	152.4
Income taxes	-	-
Net Income	179.9	152.4
Earnings allocated to Series B Preferred Shares	(4.8)	(4.8)
Net Income available to Common Shareholders	$175.1	$147.6

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Revenue and Utilization

Revenues from fixed-rate, mainly long-term, time-charters was $354.6 million in the six months ended June 30, 2024, up $33.2 million (or 10.3%) compared to revenue of $321.4 million for the prior year period. The increase in revenue was principally due to our acquisition of four vessels which were delivered to us in the second quarter of 2023 (the “Four Vessels”) and a decrease in off hire days and idle time, partially offset by a non-cash $6.0 million decrease in the effect from straight lining time charter modifications. There were 255 days of offhire in the six months ended June 30, 2024 of which 186 were for scheduled drydockings, compared to 610 days of offhire in the prior year period of which 436 were for scheduled drydockings. Utilization for the six months ended June 30, 2024, was 97.9% compared to utilization of 94.6% in the prior year period.

The table below shows fleet utilization for the six month periods ended June 30, 2024 and 2023.

	Six months ended
	June 30, 2024	June 30, 2023
Days
Ownership days	12,376	11,773
Planned offhire - scheduled dry-dock	(186)	(436)
Unplanned offhire	(69)	(174)
Idle time	(2)	(20)
Operating days	12,120	11,143

Utilization	97.9%	94.6%

As of June 30, 2024, three regulatory drydockings were in progress. In the second half of 2024, 10 further regulatory drydockings are anticipated.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 10.2% to $95.0 million for the six months ended June 30, 2024, compared to $86.2 million in the comparative period. The increase of $8.8 million was mainly due to (i) the acquisition of the Four Vessels in the second quarter of 2023, (ii) increase in repairs, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, (iii) increased cost of insurance due to increased premiums, and (iv) inflation increase in fees and expenses, including management fees. The average cost per ownership day for the six months period ended June 30, 2024, was $7,679, compared to $7,319 for the prior year period, up $360 per day, or 4.9%.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. For the six months ended June 30, 2024, time charter and voyage expenses were $10.6 million, or an average of $859 per day, compared to $12.1 million in the comparative period, or $1,031 per day, a decrease of $172 per ownership day, or 16.7%. The decrease was mainly due to (i) decrease in bunkering expenses due to fewer off hire days and (ii) decrease in voyage administration costs and operational requests from charterers offset by increased commissions on charter renewals at higher rates.

 Depreciation and Amortization

Depreciation and amortization for the six months ended June 30, 2024 was $48.9 million, compared to $43.4 million in the comparative period. The increase was mainly due to the acquisition of the Four Vessels in the second quarter of 2023 and eight drydockings completed after June 30, 2023.

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General and Administrative Expenses

For the six months ended June 30, 2024, general and administrative expenses were $9.2 million, compared to $9.5 million in the comparative period. The movement was mainly due to the decrease in the non-cash charge for stock-based compensation expense offset by an increase in bonuses paid to our employees. The average general and administrative expense per ownership day for the six-month period ended June 30, 2024 was $738, compared to $807 in the comparative period, a decrease of $69 or 8.6%.

Interest Expense and Interest Income

Debt as at June 30, 2024 totaled $721.1 million, comprising $371.8 million of secured bank debt collateralized by vessels, $258.1 million of 2027 Secured Notes collateralized by vessels, and $91.2 million under sale and leaseback financing transactions. As of June 30, 2024, five vessels were unencumbered.

Debt as at June 30, 2023 totaled $925.3 million, comprising $491.3 million of secured bank debt collateralized by vessels, $310.6 million of 2027 Secured Notes collateralized by vessels and $123.4 million under sale and leaseback financing transactions. As of June 30, 2023, five of our vessels were unencumbered.

Interest and other finance expenses for the six months ended June 30, 2024 was $20.3 million, $1.7 million down from $22.0 million for the comparative period. The decrease was mainly due to lower interest expense following the principal repayments offset by amortization of premium paid for interest rate caps. The blended cost of debt, taking into account interest rate caps, has marginally increased from approximately 4.53% for the second quarter of 2023 to 4.57% for the second quarter of 2024 due to variations in amortization schedules.

Interest income for the six months period ended June 30, 2024 was $7.8 million, compared to $4.4 million for the comparative period.

Other Income, Net

Other income, net was $2.3 million for the six month period ended June 30, 2024, compared to $1.2 million for the comparative period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through fourth quarter 2026 on $484.1 million of floating rate debt, which reduces over time and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through fourth quarter 2026 on the remaining balance of $507.9 million of floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $0.8 million for the six months ended June 30, 2024, was recorded through our interim unaudited condensed consolidated statements of income as compared to the negative fair value adjustment of $1.4 million for the six months ended June 30, 2023. These interest rate caps have automatically transited to 1-month Compounded SOFR on July 1, 2023 at a level of 0.64%.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the six months ended June 30, 2024 was $4.8 million, the same as in the comparative period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the six months ended June 30, 2024 was $175.1 million, after $0.8 million negative fair value adjustment on derivatives and $0.2 million effect from new awards plus acceleration and forfeiture of existing awards. Net income available to common shareholders for the six months ended June 30, 2023 was $147.6 million, after $1.4 million negative fair value adjustment on derivatives, $0.1 million accelerated write off of deferred borrowing costs related to partial repayment of HCOB-CACIB Credit Facility and $0.5 million effect from forfeiture of certain stock-based awards.

Earnings per share for the six months ended June 30, 2024, was $4.98, an increase of 20.0% from the earnings per share for the comparative period, which was $4.15.

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Liquidity and Capital Resources

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years. As of June 30, 2024, three regulatory drydockings were in progress. In the second half of 2024, 10 further regulatory drydockings are anticipated.

The main factor affecting our operating cash flow in a period is the timing of the receipt of charterhire, which is due to be paid two weeks or one month in advance and, other than from any asset sales and purchases, are the payments for costs of drydockings and vessel upgrades, the timing of the payment of interest, which is mainly quarterly and amortization of our debt.

         Our credit facilities require that we maintain certain levels of minimum liquidities at the borrowers’ level (Vessels owned or finance lessors) and on group basis we maintain $20.0 million minimum liquidity at each quarter. In addition, we intend to declare and make quarterly dividend payments amounting to approximately $2.4 million per quarter on our Series B Preferred Shares on a perpetual basis and in accordance with the Certificate of Designation governing the terms of our Series B Preferred Shares, based on the amount outstanding as of June 30, 2024. Finally, we may, in the discretion of our Board of Directors, declare and pay dividends on our common shares, subject to, among other things, any applicable restrictions contained in our current and future agreements governing our indebtedness, including our credit facilities, and available cash flow.

On May 10, 2024, we announced a dividend of $0.375 per Class A common share from the earnings of the first quarter 2024, paid on June 3, 2024 to common shareholders of record as of May 24, 2024, amounting to $13.3 million. On August 5, 2024, we announced a dividend of $0.45 per Class A common share from the earnings of the second quarter 2024, to be paid on September 4, 2024 to common shareholders of record as of August 23, 2024.

        Other than costs for drydockings and compliance with environmental and decarbonization regulations, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy and our commercial strategy.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of June 30, 2024, we had $350.3 million in cash and cash equivalents, including $126.0 million restricted cash and time deposits of $53.0 million and from free available cash $23.0 million are associated with credit facilities minimum liquidity covenants. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling and Euros. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

Due to our charter coverage and nature of our operating and financial costs, our cashflows are predictable and visible, at least in the near to medium term. We have policies in place to control treasury activities within the group.

For example, all new credit facilities must be approved by our Board of Directors, and cash deposits can only be made with institutions meeting certain credit metrics and up to predetermined limits by institution.

Our floating rate debt is represented by drawings under a number of secured credit facilities. In December 2021, we hedged our exposure to a potential rising interest rate environment by putting in place a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter 2026, on $484.1 million of our floating rate debt, which reduces over time and represents approximately half of the then outstanding floating rate debt. In February 2022, we entered into a further USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026 on $507.9 million of remaining floating rate debt, which also reduces over time and represented approximately half of the outstanding floating rate. These interest rate caps have automatically transited to 1-month Compounded SOFR on July 1, 2023 at a level of 0.64%.

On April 4, 2024, we entered into a FX option to buy €3.0 million, with monthly settlements on the 11th calendar day of each month, starting April 11, 2024, and ending March 13, 2025. The initial value of the excluded component is equal to the option premium of €0.4 million and are recognized in earnings using the amortization approach as per ASC 815-20-25-83A.

14

The following table presents cash flow information derived from the interim unaudited condensed consolidated statements of cash flows of Global Ship Lease for the six month periods ended June 30, 2024 and 2023.

 (Expressed in millions of U.S. dollars)

	Six months ended June 30,
	2024	2023
Cash flows from operating activities:
Net income	$179.9	$152.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$48.9	$43.4
Amounts reclassified to/(from) other comprehensive income	0.5	(0.2)
Amortization of derivative assets’ premium	2.3	1.9
Amortization of deferred financing costs	2.3	2.8
Amortization of intangible liabilities-charter agreements	(3.0)	(5.0)
Fair value adjustment on derivative asset	0.8	1.4
Stock-based compensation expense	4.4	5.2
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	$(4.5)	$(2.5)
Decrease/(increase) in inventories	0.2	(1.2)
Decrease in accounts payable and other liabilities	(0.1)	(5.9)
(Increase)/decrease in related parties’ balances, net	(0.4)	0.8
(Decrease)/increase in deferred revenue	(14.5)	12.2
Payments for drydocking and special survey costs	(10.7)	(23.1)
Net cash provided by operating activities	$206.1	$182.2
Cash flows from investing activities:
Acquisition of vessels	$—	$(123.3)
Cash paid for vessel expenditures	(4.7)	(4.5)
Advances for vessel acquisitions and other additions	(7.5)	(5.9)
Net proceeds from sale of vessel	—	5.9
Time deposits acquired	(39.0)	(4.0)
Net cash used in investing activities	$(51.2)	$(131.8)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities	$—	$76.0
Repayment of credit facilities/sale and leaseback	(102.1)	(100.3)
Deferred financing costs paid	—	(1.1)
Cancellation of Class A common shares	(5.0)	(17.0)
Class A common shares-dividend paid	(26.4)	(26.7)
Series B preferred shares-dividends paid	(4.8)	(4.8)
Net cash used in financing activities	$(138.3)	$(73.9)
Net increase/(decrease) in cash and cash equivalents and restricted cash	16.6	(23.5)
Cash and cash equivalents and restricted cash at beginning of the period	280.7	269.9
Cash and cash equivalents and restricted cash at end of the period	$297.3	$246.4
Supplementary Cash Flow Information:
Cash paid for interest	30.6	33.3
Cash received from interest rate caps	14.4	15.9
Non-cash financing activities:
Unrealized loss on derivative assets	(4.3)	(5.2)

15

Net Cash provided by operating activities for the six months ended June 30, 2024 compared to the six months ended June 30, 2023

We made reclassifications to the prior year statement of cash flows to correct and reclassify payments for drydocking and special survey costs from investing outflows to operating outflows which resulted in a decrease in investing outflows and increase in operating outflows of $6.3 million, $18.3 million and $33.4 million for the three months ended March 31, 2023, six months ended June 30, 2023, and nine months ended September 30, 2023, respectively. The Company evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were immaterial to the previously issued interim financial statements.

Net cash provided by operating activities was $206.1 million for the six months ended June 30, 2024 reflecting mainly net income of $179.9 million, adjusted for depreciation and amortization of $48.9 million, amortization of derivative assets’ premium of $2.3 million, amounts reclassified to other comprehensive income of $0.5 million, amortization of deferred financing costs of $2.3 million, amortization of intangible liabilities-charter agreements of $3.0 million, fair value adjustment on derivatives of $0.8 million, stock-based compensation expense of $4.4 million, plus decrease in working capital, including deferred revenue, of $30.0 million.

Net cash provided by operating activities was $182.2 million for the six months ended June 30, 2023 reflecting mainly net income of $152.4 million, adjusted for depreciation and amortization of $43.4 million, amortization of derivative asset’s premium of $1.9 million, amounts reclassified from other comprehensive income (OCI) of $0.2 million, amortization of deferred financing costs of $2.8 million, amortization of intangible liabilities-charter agreements of $5.0 million, fair value adjustment on derivative of $1.4 million, stock-based compensation expense of $5.2 million, plus decrease in working capital, including deferred revenue, of $19.7 million.

Cash used in investing activities for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023

Cash used in investing activities was $51.2 million for the six months ended June 30, 2024, as compared to $131.8 million for the same period in 2023. Cash used in investing activities for the six months ended June 30, 2024 was the result of (i) $12.2 million for improvements on all vessels and (ii) $39.0 million time deposits placed. The principal reason for the decrease is the additional investment for the purchase of the Four Vessels in 2023.

Cash used in investing activities was $131.8 million for the six months ended June 30, 2023. Cash used in investing activities for the six months ended June 30, 2023 was the result of (i) $123.3 million for the acquisition of four vessels, (ii) $10.4 million for improvements on all vessels, (iii) $5.9 million net proceeds from sale of one vessel and (iv) $4.0 million time deposits placed.

Cash used in financing activities for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023

Cash used in financing activities was $138.3 million for the six months period ended June 30, 2024. Cash used in financing activities for the six months ended June 30, 2024 was the result of (i) $102.1 million amortization of debt, (ii) $4.8 million and $26.4 million in dividends related to the Series B Preferred Shares and Class A common shares, respectively, and (iii) $5.0 million for the repurchase of Class A common shares.

Cash used in financing activities was $73.9 million for the six months period ended June 30, 2023. Cash used in financing activities for the six months ended June 30, 2023 was the result of (i) $100.3 million amortization of debt, (ii) $1.1 million costs incurred in connection with a new credit facility, (iii) $4.8 million and $26.7 million in dividends related to the Series B Preferred Shares and Class A common shares, respectively, and (iv) $17.0 million for the repurchase of Class A common shares offset by $76.0 million from drawdown under a new credit facility.

16

Indebtedness

Our indebtedness as of June 30, 2024 comprised:

Lender	As of June 30, 2024 (expressed in millions of U.S. dollars)	Collateral vessels	Interest Rate	Final maturity date
Chailease Credit Facility	2.1	Maira, Nikolas, Newyorker	SOFR plus 4.2%	March, 2025
Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)	133.2	Athena, Kristina, Katherine (tbr Costa Rica Express), Agios Dimitrios, Alexandra, Alexis, Olivia I, Mary	SOFR plus 3.0% plus Credit Adjustment Spread (“CAS”) 0.21%	December, 2026
E.SUN, MICB, Cathay, Taishin Credit Facility	21.6	Dolphin II, Athena, Orca I	SOFR plus 2.75% plus CAS 0.14%	July 2026
CACIB, CTBC, Sinopac Facility	36.4	ZIM Xiamen	SOFR plus 2.75% plus CAS 0.14%	April 2026
Deutsche Credit Facility	37.7	ZIM Norfolk	SOFR plus 3.25%	April 2026
HCOB Credit Facility	16.8	GSL Arcadia, GSL Maria, GSL Dorothea, GSL Tegea, GSL Melita, GSL MYNY	SOFR plus 3.5%	April-July, 2025
2027 Secured Notes	258.1	20 vessels	Interpolated interest rate of 2.84% plus margin of 2.85%	July 2027
Sinopac Credit Facility	7.4	GSL Valerie	SOFR plus 3.25%	September 2026
Finance Lease with CMBFL	34.2	Anthea Y	SOFR plus 3.25% plus CAS 0.20%	May 2028
Finance Lease with Neptune	5.2	GSL Violetta	SOFR plus 4.64%	February 2026
Finance Lease with CMBFL	51.7	GSL Tripoli, GSL Syros, GSL Tinos, GSL Kithira	SOFR plus 3.25% plus CAS 0.20%	September-October 2027
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility	62.7	Borealis vessels	SOFR plus 3.25% plus CAS 0.14%	July, 2026
Macquarie Credit Facility	54.0	GSL Sofia, GSL Effie, GSL Alexandra, GSL Lydia	SOFR plus 3.5%	May, 2026
	721.1

Credit Facilities and other Financing Arrangements

As of June 30, 2024, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, our interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

Macquarie Credit Facility

On May 18, 2023, we via our subsidiaries Global Ship Lease 72 LLC, Global Ship Lease 73 LLC, Global Ship Lease 74 LLC and Global Ship Lease 75 LLC entered into a credit facility with Macquarie Bank Limited (“Macquarie”) for an amount of $76.0 million to finance part of the acquisition cost of four containership, each with carrying capacity of 8,544 TEU, for an aggregate purchase price of $123.3 million. The vessels were delivered during the second quarter of 2023.

All four tranches were drawdown in the second quarter of 2023 and the credit facility has a maturity in May 2026.

The facility is repayable in two equal consecutive quarterly instalments of $5.0 million, six equal consecutive quarterly instalments of $6.0 million, one quarterly instalment of $3.0 million and two equal consecutive quarterly instalments of $1.0 million with a final balloon payment of $25.0 million payable three years after the first utilization date.

This facility’s interest rate is SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $54.0 million.

17

5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of us, closed on the private placement of $350.0 million of publicly rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin 2.85%.

We used the net proceeds from the private placement for the repayment of the remaining outstanding balances on our New Hayfin Credit Facility and the Hellenic Bank Credit Facility (releasing five unencumbered vessels), and our 2024 Notes. The remaining amount of net proceeds were allocated for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note is payable in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

The 2027 Secured Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by us.

As of June 30, 2024, the aggregate principal amount outstanding under the 2027 Secured Notes was $258.1 million.

$60.0 Million E.SUN, MICB, Cathay, Taishin Credit Facility

On December 30, 2021, we, via our subsidiaries Zeus One Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC, entered into a syndicated senior secured debt facility with E.SUN Commercial Bank Ltd (“E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”). We used a portion of the net proceeds from this credit facility to fully prepay the outstanding balance on our Blue Ocean Junior Credit Facility at that time, amounting to $26.2 million plus a prepayment fee of $4.0 million. All three tranches were drawn down in January 2022.

The facility is repayable in eight equal consecutive quarterly instalments of $4.5 million and ten equal consecutive quarterly instalments of $2.4 million.

This facility bears interest at SOFR plus a margin of 2.75% plus Credit Adjustment Spread (“CAS”) payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $21.6 million.

$12.0 Million Sinopac Capital International Credit Facility

On August 27, 2021, we, via our subsidiary Global Ship Lease 42 LLC entered into a secured credit facility for an amount of $12.0 million with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), which was partially used to fully refinance our Hayfin Credit Facility. The full amount was drawn down in September 2021 and the credit facility has a maturity in September 2026.

The facility is repayable in 20 equal consecutive quarterly instalments of $0.4 million with a final balloon of $3.6 million payable together with the final instalment.

This facility bears interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $7.4 million.

$140.0 Million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, we entered into a facility with Credit Agricole Corporate and Investment Bank (“CACIB”), Hamburg Commercial Bank AG (“HCOB”), E.Sun Commercial Bank, Ltd (“ESUN”), CTBC Bank Co. Ltd. (“CTBC”) and Taishin International Bank (“Taishin”) for a total of $140.0 million to finance the acquisition of the Twelve Vessels. The full amount was drawdown in July 2021 and the credit facility has a maturity in July 2026.

The facility is repayable in six equal consecutive quarterly instalments of $8.0 million, eight equal consecutive quarterly instalments of $5.4 million and six equal consecutive quarterly instalments of $2.2 million with a final balloon payment of $35.6 million payable together with the final instalment. On March 23, 2023, due to the sale of GSL Amstel, we repaid $2.8 million on this facility, of which $1.0 million was deducted from the final balloon payment, and the vessel was released as collateral.

This facility bears interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $62.7 million.

18

$51.7 Million Deutsche Bank AG Credit Facility

On May 6, 2021, we, via our subsidiary Laertis Marine LLC, entered into a secured facility for an amount of $51.7 million with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48.5 million.

The facility is repayable in 20 equal consecutive quarterly instalments of $1.2 million with a final balloon of $28.4 million payable together with the final instalment.

This facility bears interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $37.7 million.

$64.2 Million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, we entered into a Senior Secured term loan facility with Hamburg Commercial Bank AG (the “HCOB Credit Facility”) for an amount of up to $64.2 million in order to finance the acquisition of six out of the Seven Vessels.

Tranche A, E and F amounting to $32.1 million were drawn down in April 2021 and have a maturity date in April 2025, Tranche B and D amounting to $21.4 million were drawn down in May 2021 and have a maturity date in May 2025, and Tranche C amounting to $10.7 million was drawn down in July 2021 and has a maturity date in July 2025.

Each Tranche of the facility is repayable in 16 equal consecutive quarterly instalments of $0.7 million.

This facility bears interest at SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $16.8 million.

$51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility

On April 13, 2021, we, via our subsidiary Penelope Marine LLC entered into a secured facility for an amount of $51.7 million in order to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48.6 million. The secured credit facility has a maturity in April 2026.

The lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), Bank Sinopac Co. Ltd. (“Bank Sinopac”) and CTBC Bank Co. Ltd. (“CTBC”).

The facility is repayable in 20 equal consecutive quarterly instalments of $1.3 million with a final balloon of $26.2 million payable together with the final instalment.

This facility bears interest at SOFR plus a margin of 2.75% per annum plus CAS payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $36.4 million.

$9.0 Million Chailease Credit Facility

On February 26, 2020, we, via our subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC, entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9.0 million. The Chailease Credit Facility was used to refinance our DVB Credit Facility.

The facility is repayable in 36 consecutive monthly instalments of $0.2 million and 24 monthly instalments of $0.1 million with a final balloon of $1.3 million payable together with the final instalment.

This facility bears interest at SOFR plus a margin of 4.20% per annum.

As of June 30, 2024, the outstanding balance of this facility was $2.1 million.

19

$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, we entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224.3 million.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), First-Citizens & Trust Company, Siemens Financial Services, Inc (“Siemens”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”).

Tranche A amounting to $230.0 million was drawn down in full on September 24, 2019, and is scheduled to be repaid in 20 consecutive quarterly instalments of $5.2 million starting from December 12, 2019, and a balloon payment of $126.0 million payable on September 24, 2024.

Tranche B amounts to $38.0 million was drawn down in full on February 10, 2020, and is scheduled to be repaid in 20 consecutive quarterly instalments of $1.0 million and a balloon payment of $18.0 million payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. In January 2022, we agreed a new senior secured debt facility to refinance our outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in our favor at an unchanged rate of LIBOR + 3.00%. On July 1, 2022, the interest rate is SOFR plus a margin of 3.00% plus CAS and is payable at each quarter end date.

As of June 30, 2024, the outstanding balance of this facility was $133.2 million.

$120.0 Million Sale and Leaseback agreements – CMBFL Four Vessels

On August 26, 2021, we, via our subsidiaries Global Ship Lease 68 LLC, Global Ship Lease 69 LLC, Global Ship Lease 70 LLC and Global Ship Lease 71 LLC, entered into four $30.0 million sale and leaseback agreements with CMB Financial Leasing Co. Ltd. (“CMBFL”) to finance the acquisition of the Four Vessels. As at September 30, 2021, we had drawdown a total of $90.0 million. The drawdown for the fourth vessel, amounting to $30.0 million, took place on October 13, 2021, together with the delivery of this vessel. We have a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

Each sale and leaseback agreement is repayable in 12 equal consecutive quarterly instalments of $1.6 million and 12 equal consecutive quarterly instalments of $0.3 million with a repurchase obligation of $7.0 million on the final repayment date.

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bear interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of these sale and lease back agreements was $51.7 million.

$54.0 Million Sale and Leaseback agreement – CMBFL

On May 20, 2021, we, via our subsidiary Telemachus Marine LLC entered into a $54.0 million sale and leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”) to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46.6 million. We have a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessel from our balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

The sale and leaseback agreement is repayable in eight equal consecutive quarterly instalments of $2.0 million each and 20 equal consecutive quarterly instalments of $0.9 million with a repurchase obligation of $19.98 million on the final repayment date.

The sale and leaseback agreement matures in May 2028 and bears interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

In May 2021, on the actual delivery date of the vessel, we drew $54.0 million, which represented vessel purchase price $75.0 million less advanced hire of $21.0 million, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to us by the unrelated third party under this agreement.

As of June 30, 2024, the outstanding balance of this sale and leaseback agreement was $34.2 million

20

$14.7 Million Sale and Leaseback agreement – Neptune Maritime Leasing

On May 12, 2021, we, via our subsidiary GSL Violetta LLC entered into a $14.7 million sale and leaseback agreement with Neptune Maritime Leasing (“Neptune”) to finance the acquisition of GSL Violetta delivered in April 2021. We have a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessel from our balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In May 2021, we drew $14.7 million under this agreement.

The sale and leaseback agreement is repayable in 15 equal consecutive quarterly instalments of $0.8 million each and four equal consecutive quarterly instalments of $0.5 million with a repurchase obligation of $1.0 million on the last repayment date.

The sale and leaseback agreement matures in February 2026 and bears interest at SOFR plus a margin of 4.64% per annum payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this sale and leaseback agreement was $5.2 million.

Covenants and Security

The agreements governing our indebtedness contain certain financial covenants, which require us to maintain, among other things:

•	minimum liquidity at the borrower (vessel-owner or finance lessor) level and minimum consolidated liquidity of at least $20.0 million at the group level; and

•	minimum market value of collateral vessels for each debt obligation, such that the aggregate market value of such vessels collateralizing the particular debt obligation is between 120% and 154%, depending on the particular debt obligation, of the aggregate principal amount outstanding under such debt obligation, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall.

The agreements governing our indebtedness also contain undertakings limiting or restricting us from, among other things:

•	incurring additional indebtedness;

•	making any substantial change to the nature of our business;

•	paying dividends;
•	redeeming or repurchasing capital stock;
•	selling the collateral vessel, if applicable;

•	entering into certain transactions other than arm’s length transactions;

•	acquiring a company, shares or securities or a business or undertaking;

•	effecting a change of control of us, entering into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or selling all or substantially all of our assets;

•	experiencing any change in the position of our Executive Chairman; and

•	changing the flag, class or technical or commercial management of the applicable collateral vessel or terminating or materially amending the management agreements relating to such vessel.

Our secured credit facilities and 2027 Secured Notes are generally secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;

•	first priority assignment of earnings and insurances from the mortgaged vessels;

•	pledge of the earnings account of the mortgaged vessel;

•	pledge of the equity interest of each of the vessel-owning subsidiaries; and

•	corporate guarantees.

As at June 30, 2024 we were in compliance with all of the financial covenants in the agreements governing our indebtedness.

21

Leverage

As of June 30, 2024, we had $721.1 million of debt outstanding of which $258.1 million was for our 2027 Secured Notes which carry interest at the fixed rate 5.69% and $463.0 million was floating rate debt across a number of facilities and sale and leaseback arrangements and bearing interest at SOFR based on interest rate cap agreements mentioned below plus an average margin of approximately 3.14%. As of June 30, 2024, five of our vessels were unencumbered. In December 2021, we entered into a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter of 2026, on $484.1 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. In February 2022, we entered into USD one-month LIBOR interest rate caps of 0.75% through fourth quarter of 2026, on $507.9 million of our floating rate debt, which reduces over time and represented approximately half of our outstanding floating rate debt as of that date. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transitioned to one-month Compounded SOFR at a net level of 0.64%.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, drydocking costs, interest and debt repayment obligations.

As market conditions warrant, we may from time to time, depending upon market conditions and the provisions on our facilities/notes, seek to repay loans or repurchase debt securities, in privately-negotiated or open market transactions.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings under our credit facilities. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt.

Interest rate risk mainly will apply to any future debt facility on floating rate since as of June 30, 2024, all of our outstanding loan balances on floating interest rates are hedged.

Sensitivity Analysis

In December 2021 and February 2022, we entered into interest rate cap agreements to hedge our floating rate debt, effective through the fourth quarter of 2026, for a USD one-month LIBOR cap of 0.75%. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transitioned to one-month Compounded SOFR at a net level of 0.64%.

Our analysis of the potential effects of variations in market interest rates is based on a sensitivity analysis, which models the effects of potential market interest rate changes on our financial condition and results of operations. The following sensitivity analysis may have limited use as a benchmark and should not be viewed as a forecast as it does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Currently we are fully hedged on our floating rate debt of $463.0 million.

Foreign Currency Exchange Risk

The shipping industry’s functional currency is the U.S. dollar. All of our revenues and the majority of our operating costs are in U.S. dollars. In the future, we do not expect to be exposed to any significant extent to the impact of changes in foreign currency exchange rates. Consequently, we do not presently intend to enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or to use financial instruments for trading or other speculative purposes.

Inflation

Historically, with the exception of rising costs associated with the employment of international crews for our ships and the impact of global oil prices on the cost of lubricating oil, we had not experienced a significant impact on ship operating expenses, drydocking expenses and general and administrative expenses. Currently, due to the conflict in Ukraine, the recent escalation of the Israel-Gaza conflict, the Houthi rebel attacks on shipping in the Red Sea and the new macroeconomic environment, among other factors, there is inflationary pressure which may, in turn, increase certain of our other operating expenses, such as the cost of spares and supplies, transportation costs and other expenses, in addition to drydocking expenses and general and administrative expenses.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

22

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED JUNE 30, 2024

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GLOBAL SHIP LEASE, INC.

Global Ship Lease, Inc. Interim Unaudited Condensed Consolidated Balance Sheets (Expressed in thousands of U.S. dollars except share data)

		As of
	Note	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$171,279	$138,640
Time deposits		53,000	14,000
Restricted cash		58,864	56,803
Accounts receivable, net		11,647	4,741
Inventories		15,571	15,764
Prepaid expenses and other current assets		39,418	40,464
Derivative assets	5	22,612	24,639
Due from related parties	7	886	626
Total current assets		$373,277	$295,677
NON - CURRENT ASSETS
Vessels in operation	3	$1,631,405	$1,664,101
Advances for vessels acquisitions and other additions	3	21,488	12,210
Deferred charges, net		72,805	73,720
Other non-current assets	2g	22,564	23,935
Derivative assets, net of current portion	5	13,834	16,867
Restricted cash, net of current portion		67,141	85,270
Total non - current assets		1,829,237	1,876,103
TOTAL ASSETS		$2,202,514	$2,171,780
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$18,398	$17,601
Accrued liabilities		29,105	28,538
Current portion of long - term debt	6	173,677	193,253
Current portion of deferred revenue		41,177	40,331
Due to related parties	7	621	717
Total current liabilities		$262,978	$280,440
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	6	$539,008	$619,175
Intangible liabilities - charter agreements	4	2,657	5,662
Deferred revenue, net of current portion		66,815	82,115
Total non - current liabilities		608,480	706,952
Total liabilities		$871,458	$987,392
Commitments and Contingencies	8	–	–
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,260,029 shares issued and outstanding (2023 - 35,188,323 shares)	9	$353	$351
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2023 - 43,592 shares)	9	–	–
Additional paid in capital		676,056	676,592
Retained Earnings		636,785	488,105
Accumulated other comprehensive income		17,862	19,340
Total shareholders' equity		1,331,056	1,184,388
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$2,202,514	$2,171,780

See accompanying notes to interim unaudited condensed consolidated financial statements

F-1

Global Ship Lease, Inc. Interim Unaudited Condensed Consolidated Statements of Income (Expressed in thousands of U.S. dollars except share and per share data)

		Six months ended June 30,
	Note	2024	2023
OPERATING REVENUES
Time charter revenues		$351,553	$316,326
Amortization of intangible liabilities-charter agreements	4	3,005	5,045
Total Operating Revenues		354,558	321,371

OPERATING EXPENSES
Vessel operating expenses (include related party vessel operating expenses of $10,808 and $8,901 for each of the periods ended June 30, 2024 and 2023, respectively)	7	95,038	86,169
Time charter and voyage expenses (include related party time charter and voyage expenses of $4,317 and $3,662 for each of the periods ended June 30, 2024 and 2023, respectively)	7	10,631	12,139
Depreciation and amortization	3	48,810	43,356
General and administrative expenses		9,138	9,500
Operating Income		190,941	170,207

NON-OPERATING INCOME/(EXPENSES)
Interest income		7,827	4,394
Interest and other finance expenses		(20,343)	(22,008)
Other income, net		2,257	1,160
Fair value adjustment on derivative asset	5	(764)	(1,368)
Total non-operating expenses		(11,023)	(17,822)
Income before income taxes		179,918	152,385
Income taxes		(1)	(5)
Net Income		179,917	152,380
Earnings allocated to Series B Preferred Shares	9	(4,768)	(4,768)
Net Income available to Common Shareholders		$175,149	$147,612
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	11	35,201,716	35,533,273
Diluted	11	35,637,505	36,206,309

Net Earnings per Class A common share
Basic	11	$4.98	$4.15
Diluted	11	$4.91	$4.08

See accompanying notes to interim unaudited condensed consolidated financial statements

F-2

Global Ship Lease, Inc. Interim Unaudited Condensed Consolidated Statements of Comprehensive Income (Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2024	2023
Net Income available to Common Shareholders		$175,149	$147,612
Other comprehensive income:
Cash Flow Hedge:
Unrealized loss on derivative assets	5	(4,324)	(5,231)
Amortization of interest rate cap premium		2,295	1,936
Amounts reclassified to/(from) earnings		551	(176)
Total Other Comprehensive Loss		(1,478)	(3,471)
Total Comprehensive Income		$173,671	$144,141

See accompanying notes to interim unaudited condensed consolidated financial statements

F-3

Global Ship Lease, Inc. Interim Unaudited Condensed Consolidated Statements of Cash Flows (Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2024	2023
Cash flows from operating activities:
Net Income		$179,917	$152,380
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	48,810	43,356
Amounts reclassified to/(from) other comprehensive income		551	(176)
Amortization of derivative assets’ premium		2,295	1,936
Amortization of deferred financing costs	6	2,322	2,836
Amortization of intangible liabilities - charter agreements	4	(3,005)	(5,045)
Fair value adjustment on derivative asset	5	764	1,368
Stock-based compensation expense	10	4,460	5,179
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets		(4,489)	(2,462)
Decrease/(increase) in inventories		193	(1,162)
Increase in derivative asset		(28)	-
Decrease in accounts payable and other liabilities		(139)	(5,916)
(Increase)/decrease in related parties' balances, net	7	(356)	745
(Decrease)/increase in deferred revenue		(14,454)	12,240
Payments for drydocking and special survey costs		(10,742)	(23,052)
Unrealized foreign exchange (gain)/loss		(4)	1
Net cash provided by operating activities		$206,095	$182,228
Cash flows from investing activities:
Acquisition of vessels		-	(123,300)
Cash paid for vessel expenditures		(4,703)	(4,551)
Advances for vessels acquisitions and other additions		(7,527)	(5,945)
Net proceeds from sale of vessel	3	-	5,940
Time deposits acquired		(39,000)	(4,050)
Net cash used in investing activities		$(51,230)	$(131,906)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities	6	-	76,000
Repayment of credit facilities and sale and leaseback	6	(102,063)	(100,271)
Deferred financing costs paid	6	-	(1,140)
Cancellation of Class A common shares	9	(4,994)	(16,980)
Class A common shares - dividend paid	9	(26,469)	(26,691)
Series B Preferred Shares - dividend paid	9	(4,768)	(4,768)
Net cash used in financing activities		$(138,294)	$(73,850)
Net increase/(decrease) in cash and cash equivalents and restricted cash		16,571	(23,528)
Cash and cash equivalents and restricted cash at beginning of the period		280,713	269,930
Cash and cash equivalents and restricted cash at end of the period		$297,284	$246,402

Supplementary Cash Flow Information:
Cash paid for interest		$30,626	$33,329
Cash received from interest rate caps		14,366	15,916
Non-cash financing activities:
Unrealized loss on derivative assets		(4,324)	(5,231)

 See accompanying notes to interim unaudited condensed consolidated financial statements

F-4

Global Ship Lease, Inc. Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity (Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2022	35,990,288	43,592	$ 359	$ —	$ 688,262	$ 246,390	$ 31,480	$ 966,491
Stock-based compensation expense (Note 10)	82,944	—	1	—	2,673	—	—	2,674
Cancellation of Class A common shares (Note 9)	(582,178)	—	(6)	—	(9,982)	—	—	(9,988)
Issuance of Series B Preferred shares, net of offering costs (Note 9)	—	—	—	—	102	—	—	102
Other comprehensive loss	—	—	—	—	—	—	(7,182)	(7,182)
Net Income for the period	—	—	—	—	—	74,604	—	74,604
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	(2,384)	—	(2,384)
Class A common shares dividend (Note 9)	—	—	—	—	—	(13,351)	—	(13,351)
Balance at March 31, 2023	35,491,054	43,592	$ 354	$ —	$ 681,055	$ 305,259	$ 24,298	$ 1,010,966

Stock-based compensation expense (Note 10)	59,924	—	1	—	2,504	—	—	2,505
Cancellation of Class A common shares (Note 9)	(385,064)	—	(4)	—	(6,988)	—	—	(6,992)
Other comprehensive income	—	—	—	—	—	—	3,711	3,711
Net Income for the period	—	—	—	—	—	77,776	—	77,776
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	(2,384)	—	(2,384)
Class A common shares dividend (Note 9)	—	—	—	—	—	(13,340)	—	(13,340)
Balance at June 30, 2023	35,165,914	43,592	$ 351	$ —	$ 676,571	$ 367,311	$ 28,009	$ 1,072,242

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2023	35,188,323	43,592	$ 351	$ —	$ 676,592	$ 488,105	$ 19,340	$ 1,184,388
Stock-based compensation expense (Note 10)	141,356	—	2	—	2,302	—	—	2,304
Cancellation of Class A common shares (Note 9)	(251,772)	—	(2)	—	(4,992)	—	—	(4,994)
Other comprehensive income	—	—	—	—	—	—	241	241
Net Income for the period	—	—	—	—	—	91,890	—	91,890
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	(2,384)	—	(2,384)
Class A common shares dividend (Note 9)	—	—	—	—	—	(13,214)	—	(13,214)
Balance at March 31, 2024	35,077,907	43,592	$ 351	$ —	$ 673,902	$ 564,397	$ 19,581	$ 1,258,231

Stock-based compensation expense (Note 10)	182,122	—	2	—	2,154	—	—	2,156
Other comprehensive loss	—	—	—	—	—	—	(1,719)	(1,719)
Net Income for the period	—	—	—	—	—	88,027	—	88,027
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	(2,384)	—	(2,384)
Class A common shares dividend (Note 9)	—	—	—	—	—	(13,255)	—	(13,255)
Balance at June 30, 2024	35,260,029	43,592	$ 353	$ —	$ 676,056	$ 636,785	$ 17,862	$ 1,331,056

See accompanying notes to interim unaudited condensed consolidated financial statements

F-5

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (Expressed in thousands of U.S. dollars except share data)

1. Description of Business

The Company’s business is to own and charter out containerships to leading liner companies.

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity (the “Marathon Merger”), changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).

On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, (the “Poseidon Transaction”).

In 2021, the Company purchased 23 vessels. The Company purchased seven containerships of approximately 6,000 TEU each (the “Seven Vessels”), 12 containerships from Borealis Finance LLC (the “Twelve Vessels”) and four 5,470 TEU Panamax containerships (the “Four Vessels”). Also on June 30, 2021, vessel La Tour was sold.

During the second quarter of 2023, the Company purchased four 8,544 TEU vessels for an aggregate purchase price of $123,300, which were delivered in various dates in May and June 2023.

With these transactions and following the sale of GSL Amstel on March 23, 2023, the Company’s fleet comprises 68 containerships with average age weighted by TEU capacity of 17.7 years.

The following table provides information about the 68 vessels owned as at June 30, 2024.

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Marshall Islands	Zim Norfolk	9,115	2015	2Q27
Penelope Marine LLC	Marshall Islands	Zim Xiamen	9,115	2015	3Q27
Telemachus Marine LLC (3)	Marshall Islands	Anthea Y	9,115	2015	3Q25
Global Ship Lease 53 LLC	Liberia	MSC Tianjin	8,603	2005	3Q27(4)
Global Ship Lease 52 LLC	Liberia	MSC Qingdao	8,603	2004	3Q27(4)
Global Ship Lease 43 LLC	Liberia	GSL Ningbo	8,603	2004	3Q27
Global Ship Lease 72 LLC	Liberia	GSL Alexandra	8,544	2004	3Q25(5)
Global Ship Lease 73 LLC	Liberia	GSL Sofia	8,544	2003	3Q25(5)
Global Ship Lease 74 LLC	Liberia	GSL Effie	8,544	2003	3Q25(5)
Global Ship Lease 75 LLC	Liberia	GSL Lydia	8,544	2003	2Q25(5)
Global Ship Lease 30 Limited	Marshall Islands	GSL Eleni	7,847	2004	4Q27(6)
Global Ship Lease 31 Limited	Marshall Islands	GSL Kalliopi	7,847	2004	1Q28(6)
Global Ship Lease 32 Limited	Marshall Islands	GSL Grania	7,847	2004	4Q27(6)
Alexander Marine LLC	Marshall Islands	Colombia Express(12)	7,072	2013	4Q28(7)
Hector Marine LLC	Marshall Islands	Kristina	7,072	2013	4Q29(7)
Ikaros Marine LLC	Marshall Islands	Katherine (tbr Costa Rica Express)(12)	7,072	2013	2Q29(7)
Philippos Marine LLC	Marshall Islands	Alexandra	7,072	2013	2Q29(7)
Aristoteles Marine LLC	Marshall Islands	Alexis	6,910	2015	3Q29(7)
Menelaos Marine LLC	Marshall Islands	Olivia I	6,910	2015	3Q29(7)
Global Ship Lease 35 LLC	Liberia	GSL Nicoletta	6,840	2002	1Q28(8)
Global Ship Lease 36 LLC	Liberia	GSL Christen	6,840	2002	4Q27(8)
Global Ship Lease 48 LLC	Liberia	CMA CGM Berlioz	7,023	2001	4Q25
Leonidas Marine LLC	Marshall Islands	Agios Dimitrios	6,572	2011	2Q27(4)
Global Ship Lease 33 LLC	Liberia	GSL Vinia	6,080	2004	3Q24
Global Ship Lease 34 LLC	Liberia	GSL Christel Elisabeth	6,080	2004	3Q24

F-6

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

1. Description of Business (continued)

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
GSL Arcadia LLC	Liberia	GSL Arcadia	6,008	2000	1Q25(9)
GSL Melita LLC	Liberia	GSL Melita	6,008	2001	3Q25(9)
GSL Maria LLC	Liberia	GSL Maria	6,008	2001	4Q24(9)
GSL Violetta LLC (3)	Liberia	GSL Violetta	6,008	2000	4Q24(9)
GSL Tegea LLC	Liberia	GSL Tegea	5,994	2001	3Q25(9)
GSL Dorothea LLC	Liberia	GSL Dorothea	5,992	2001	2Q25(9)
GSL MYNY LLC	Liberia	GSL MYNY	6,008	2000	2Q25(9)
Tasman Marine LLC	Marshall Islands	Tasman	5,936	2000	1Q25
Hudson Marine LLC	Marshall Islands	Dimitris Y (ex Zim Europe) (12)	5,936	2000	2Q25
Drake Marine LLC	Marshall Islands	Ian H	5,936	2000	3Q24
Global Ship Lease 68 LLC (3)	Liberia	GSL Kithira	5,470	2009	4Q24(10)
Global Ship Lease 69 LLC (3)	Liberia	GSL Tripoli	5,470	2009	3Q27(10)
Global Ship Lease 70 LLC (3)	Liberia	GSL Syros	5,470	2010	4Q27(10)
Global Ship Lease 71 LLC (3)	Liberia	GSL Tinos	5,470	2010	3Q27(10)
Hephaestus Marine LLC	Marshall Islands	Dolphin II	5,095	2007	1Q25
Zeus One Marine LLC	Marshall Islands	Orca I	5,095	2006	2Q25
Global Ship Lease 47 LLC	Liberia	GSL Château d’If	5,089	2007	4Q26
GSL Alcazar Inc.	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q26
Global Ship Lease 55 LLC	Liberia	GSL Susan	4,363	2008	3Q27
Global Ship Lease 50 LLC	Liberia	CMA CGM Jamaica	4,298	2006	1Q28
Global Ship Lease 49 LLC	Liberia	CMA CGM Sambhar	4,045	2006	1Q28
Global Ship Lease 51 LLC	Liberia	CMA CGM America	4,045	2006	1Q28
Global Ship Lease 57 LLC	Liberia	GSL Rossi	3,421	2012	1Q26
Global Ship Lease 58 LLC	Liberia	GSL Alice	3,421	2014	2Q25
Global Ship Lease 59 LLC	Liberia	GSL Melina	3,404	2013	4Q26(11)
Global Ship Lease 60 LLC	Liberia	GSL Eleftheria	3,421	2013	3Q25
Global Ship Lease 61 LLC	Liberia	GSL Mercer	2,824	2007	4Q24
Global Ship Lease 62 LLC	Liberia	Matson Molokai	2,824	2007	2Q25
Global Ship Lease 63 LLC	Liberia	GSL Lalo	2,824	2006	2Q25
Global Ship Lease 42 LLC	Liberia	GSL Valerie	2,824	2005	1Q25
Pericles Marine LLC	Marshall Islands	Athena	2,980	2003	2Q25
Global Ship Lease 64 LLC	Liberia	GSL Elizabeth	2,741	2006	2Q26
Global Ship Lease 65 LLC	Liberia	GSL Chloe(13)	2,546	2012	4Q24
Global Ship Lease 66 LLC	Liberia	GSL Maren	2,546	2014	1Q26
Aris Marine LLC	Marshall Islands	Maira	2,506	2000	3Q24
Aphrodite Marine LLC	Marshall Islands	Nikolas	2,506	2000	4Q24
Athena Marine LLC	Marshall Islands	Newyorker	2,506	2001	1Q25
Global Ship Lease 38 LLC	Liberia	Manet	2,288	2001	4Q24
Global Ship Lease 40 LLC	Liberia	Keta	2,207	2003	1Q25
Global Ship Lease 41 LLC	Liberia	Julie	2,207	2002	2Q25
Global Ship Lease 45 LLC	Liberia	Kumasi	2,220	2002	1Q25
Global Ship Lease 44 LLC	Liberia	Akiteta	2,220	2002	4Q24

F-7

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

1. Description of Business (continued)

(1)	All subsidiaries are 100% owned, either directly or indirectly;
(2)	Twenty-foot Equivalent Units;
(3)	Currently, under a sale and leaseback transaction (see note 2g);
(4)	MSC Tianjin, MSC Qingdao and Agios Dimitrios were forward fixed for minimum 36 months – maximum 38 months. The new charters are expected to commence between 2Q 2024 and 3Q 2024, after the vessels are drydocked. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”). Agios Dimitrios new charter commenced on 2Q 2024;
(5)	GSL Alexandra, GSL Sofia, GSL Lydia and GSL Effie delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel was delivered, with charterers holding one year extension options;
(6)	GSL Eleni, GSL Kalliopi and GSL Grania, were forward fixed with direct continuation for 35 – 38 months, after which the charterer has the option to extend each charter for further 12 – 16 months;
(7)	Colombia Express (ex Mary), Kristina, Katherine (tbr Costa Rica Express), Alexandra, Alexis, Olivia I were forward fixed for 60 months +/- 45 days, after which the charterer has the option to extend each charter for a further two years. The new charter for Colombia Express (ex Mary) commenced in early 2024. The new charters for the remaining vessels are scheduled to commence as each of the existing charters expire, between approximately 3Q 2024 and late 2024;
(8)	GSL Nicoletta and GSL Christen were forward fixed for 39 – 42 months and 38.5 – 41.5 months, respectively;
(9)	GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each vessel is for a firm period of at least three years from the date each vessel was delivered in 2021. Thereafter, the charterer has the option to extend each charter for a further 12 months, after which they have the option to extend each charter for a second time – for a period concluding immediately prior to each respective vessel’s 25th year drydocking and special survey. GSL Arcadia, GSL Dorothea, GSL Tegea, GSL Melita and GSL MYNY charterer’s first options were exercised in 1H 2024;
(10)	GSL Kithira, GSL Tripoli, GSL Syros, GSL Tinos were chartered for a period of three years from their delivery dates in 2021, after which the charterer has the option to extend each charter for a further three years. GSL Tripoli, GSL Syros, GSL Tinos charterer’s options were exercised in 2Q 2024;
(11)	GSL Melina. Chartered for 27 – 28 months from July 2024;
(12)	“tbr” means “to be renamed”. On January 3, 2024, Mary was renamed to Colombia Express. On January 26, 2024, Beethoven was renamed to GSL Chloe. On April 19, 2024, Zim Europe was renamed to Dimitris Y. On July 9, 2024, Katherine was renamed to Costa Rica Express.

2. Summary of Significant Accounting Policies and Disclosures

(a) Basis of Presentation

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2023 filed with the Securities and Exchange Commission on March 20, 2024 in the Company’s Annual Report on Form 20-F.

The Company has made reclassifications to the prior year statement of cash flows to correct and reclassify payments for drydocking and special survey costs from investing outflows to operating outflows which resulted in a decrease in investing outflows and increase in operating outflows of $6,305, $18,300, and $33,386 for the three months ended March 31, 2023, six months ended June 30, 2023, and nine months ended September 30, 2023, respectively. The Company evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were immaterial to the previously issued interim financial statements.

F-8

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

Adoption of new accounting standards

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. ASU 2020-4 was effective for the Company beginning on March 12, 2020, and the Company applied the amendments prospectively through December 31, 2022. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, in December 2022 the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848)”. The amendments of this update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. As of June 30, 2024, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%. There was no impact to the Company’s interim unaudited condensed consolidated financial statements for the period ended June 30, 2024, as a result of adopting this standard.

(b) Principles of Consolidation

The accompanying interim unaudited condensed consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited condensed consolidated financial statements.

(c) Use of estimates

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

(d) Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. See Intangible Assets and Liabilities at note 2(e) below. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs, considering pro rata allocation based on vessels fair value at the acquisition date. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the six months ended June 30, 2024, and 2023.

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Management estimates the residual values of the Company’s container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT.

F-9

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

 (d) Vessels in operation (continued)

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited condensed Consolidated Statements of Income.

(e) Intangible assets and liabilities - charter agreements

The Company’s intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital (“WACC”). The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities-charter agreements” in the interim unaudited condensed Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

(f) Impairment of Long-lived assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by the Company are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

F-10

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(f) Impairment of Long-lived assets (continued)

During the six months ended June 30, 2024, and 2023, the Company evaluated the impact of current economic situation on the recoverability of all its vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event, and no impairment test was performed for the six months ended June 30, 2024, and 2023.

Through the latter part of 2023, the Company noted that events and circumstances triggered the existence of potential impairment for some of the Company’s vessel groups. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact of the current container sector on management’s expectation for future revenues. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was required for two vessel groups, as their undiscounted projected net operating cash flows did not exceed their carrying value. As a result, as of December 31, 2023, the Company recorded an impairment loss of $18,830 for two vessel groups with a total aggregate carrying amount of $43,830 which was written down to their fair value of $25,000 (see note 3).

(g) Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the six-month periods ended June 30, 2024, and 2023, an amount of $4,249 loss and $1,785 gain, respectively, has been recorded in time charter-revenues for such modifications and revenues recognized on a straight-line basis. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of June 30, 2024, current and non-current portion from implementing the straight-line basis, amounting to $8,403 ($9,027 as for December 31, 2023) and $14,581 ($15,139 as for December 31, 2023), respectively, are presented in the interim condensed unaudited Consolidated Balance Sheets in the line item “Prepaid expenses and other current assets” and “Other non-current assets”, respectively.

Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate. Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.

Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.

Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

Leases: In cases of lease agreements where the Company acts as the lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the interim unaudited condensed Consolidated Balance Sheets. Following initial recognition and with regards to subsequent measurement the Company remeasures lease liability and right of use asset at each reporting date.

Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases.

In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the interim unaudited condensed Consolidated Balance Sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its charter out – bareboat-out arrangements.

F-11

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(g) Revenue recognition and related expense (continued)

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. During 2021, the Company entered into six agreements which qualify as failed sale and leaseback transactions as the Company is required to repurchase the vessels at the end of the lease term and the Company has accounted for the six agreements as financing transactions.

The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics.

(h) Fair Value Measurement and Financial Instruments

Financial instruments carried on the interim unaudited condensed Consolidated Balance Sheets include cash and cash equivalents, time deposits, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair Value Measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amortizes over time as the Company’s outstanding debt balances decline. In February 2022, the Company further hedged its exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $764 for six months ended June 30, 2024, was recorded through interim unaudited condensed Consolidated Statements of Income ($1,368 negative fair value adjustment for six months ended June 30, 2023). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. The Company is designating certain future interest payments on its outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, “for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based”. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. As of June 30, 2024, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

The Company assesses the effectiveness of the hedges on an ongoing basis. The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective.

F-12

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(h) Fair Value Measurement and Financial Instruments (continued)

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to the Company’s variable rate borrowings. When derivatives are used, the Company is exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs - Level 2 inputs).

On April 4, 2024, the Company entered into a foreign exchange option strip (“FX option”) to purchase €3,000, with monthly settlements, starting April 11, 2024, and ending March 13, 2025. The strike price is EURUSD 1.10. The Company entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the US Dollar and Euro. This FX option is designated as a cash flow hedge of anticipated expenses totalling €3,000, expected to occur each month. Changes in the fair value of the option other than “intrinsic value” are excluded from the assessment of effectiveness. The effectiveness of the hedging relationship will be periodically assessed during the life of the hedge by comparing the terms of the option and the forecasted expenses to ensure that they continue to coincide. Should the critical terms no longer match exactly, hedge effectiveness (both prospective and retrospective) will be assessed by evaluating the dollar-offset ratio of the spot intrinsic value of the actual option contract and a hypothetically perfect option contract.

As of June 30, 2024, and December 31, 2023, the Company recorded a derivative asset of $36,446 ($184 relates to FX option) and $41,506 ($nil relates to FX option), respectively.

Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit Risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 7). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable, cash and cash equivalents and time deposits. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the interim unaudited condensed Consolidated Statements of Income.

i) Derivative instruments

The Company is exposed to interest rate risk relating to its variable rate borrowings. In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106 (“December 2021 hedging"), which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings.

At the inception of the transaction, the Company documented the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedging transactions. The Company also documented its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

F-13

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(i) Derivative instruments (continued)

This Transaction is designated as a cash flow hedge, and under ASU 2017-12, cash flow hedge accounting allows all changes in fair value to be recorded through Other Comprehensive Income once hedge effectiveness has been established. Under ASC 815-30-35-38, amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings (i.e., each quarter) and shall be presented in the same income statement line item as the earnings effect of the hedged item in accordance with paragraph 815-20-45-1A.

The premium paid related to this derivative was classified in the interim unaudited condensed Consolidated Statements of Cash Flows as operating activities in the line item “Derivative asset”. The premium shall be amortized into earnings “on a systematic and rational basis over the period in which the hedged transaction affects earnings” (ASC 815-30-35-41A); that is, the Company will expense the premium over the life of the interest rate cap in accordance with the “caplet method,” as described in Derivatives Implementation Group (DIG) Issue G20. DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expensing of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

In February 2022, the Company further purchased two interest rate caps with an aggregate notional amount of $507,891. The first interest rate cap of $253,946 which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $764 as at June 30, 2024 ($1,368 negative fair value adjustment as at June 30, 2023) was recorded through interim unaudited condensed Consolidated Statements of Income. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged (see note 5). As of June 30, 2024, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of June 30, 2024, and June 30, 2023, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $551 and $(176) was reclassified to/(from) other comprehensive income to the interim unaudited condensed Consolidated Statements of Income.

On April 4, 2024, the Company entered into a FX option to purchase €3,000, with monthly settlements, starting April 11, 2024, and ending March 13, 2025. The initial value of the excluded component is equal to the option premium of €417 and are recognized in earnings using the amortization approach as per ASC 815-20-25-83A. As of June 30, 2024, following a quantitative assessment, no amount has been reclassified to other comprehensive income to the interim unaudited condensed Consolidated Statements of Income.

(j) Recent accounting pronouncements

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard improves reportable segment disclosures by adding and enhancing interim disclosure requirements, clarifying circumstances in which entities can disclose multiple segment measures of profit or loss, providing new segment disclosure requirements for entities with a single reportable segment, and adding other disclosure requirements. This standard is effective for all entities that are subject to Topic 280, Segment Reporting for annual periods beginning after December 15, 2023, but early adoption is permitted. The Company is currently evaluating the impacts of this guidance on its interim unaudited condensed consolidated financial statement presentation or results.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company is evaluating currently the impacts of this guidance on its interim unaudited condensed consolidated financial statement presentation or results.

F-14

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

3. Vessels in Operation

	Vessel Cost, as adjusted for	Accumulated	Net Book
	Impairment charges	Depreciation	Value
As of January 1, 2023	$1,886,158	$(262,851)	$1,623,307

Additions	138,802	–	138,802
Depreciation	–	(72,443)	(72,443)
Impairment loss	(25,544)	6,714	(18,830)
Disposals	(6,803)	68	(6,735)
As of December 31, 2023	$1,992,613	$(328,512)	$1,664,101

Additions	4,453	–	4,453
Depreciation	–	(37,149)	(37,149)
As of June 30, 2024	$1,997,066	$(365,661)	$1,631,405

As of June 30, 2024, and June 30, 2023, the Company had made additions for vessel expenditures, reefers, emissions management and ERP modules. As of June 30, 2024, and June 30, 2023, unpaid capitalized expenses were $4,179 and $11,997, respectively.

2023 Vessels acquisitions

In May and June 2023, the Company took delivery of the four 8,544 TEU Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
GSL Alexandra	8,544	2004	$30,000	June 2, 2023
GSL Sofia	8,544	2003	$30,000	May 22, 2023
GSL Effie	8,544	2003	$30,000	May 30, 2023
GSL Lydia	8,544	2003	$33,300	June 26, 2023

2023 Sale of Vessel

On March 23, 2023, the Company sold GSL Amstel for net proceeds of $5,940, and the vessel was released as collateral under the Company’s $140,000 loan facility with Credit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, E.Sun Commercial Bank, Ltd, CTBC Bank Co. Ltd. and Taishin International Bank.

Impairment

The Company has evaluated the impact of current economic situation on the recoverability of all its vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed during the six months ended June 30, 2024.

Through the latter part of 2023, the Company noted that events and circumstances triggered the existence of potential impairment for some of the Company’s vessel groups. These indicators included volatility in the charter market and the vessels’ market values, as well as the potential impact of the current container sector on management’s expectation for future revenues. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was required for two vessel groups, as their undiscounted projected net operating cash flows did not exceed their carrying value. As a result, as of December 31, 2023, the Company recorded an impairment loss of $18,830 for two vessel groups with a total aggregate carrying amount of $43,830 which was written down to their fair value of $25,000.

Collateral

As of June 30, 2024, 20 vessels were pledged as collateral under the 5.69% Senior Secured Notes due 2027 and 43 vessels under the Company’s loan facilities. Five vessels were unencumbered as of June 30, 2024.

F-15

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

3. Vessels in Operation (continued)

Advances for vessels acquisitions and other additions

As of June 30, 2024, and December 31, 2023, there were no advances for vessel acquisitions, as all vessels had been delivered as at these dates. As of June 30, 2024, and December 31, 2023, the Company had advances for other vessel additions totalling $21,488 and $12,210, respectively.

4. Intangible Liabilities - Charter Agreements

 Intangible Liabilities – Charter Agreements as of June 30, 2024, and December 31, 2023, consisted of the following:

	June 30, 2024	December 31, 2023
Opening balance	$5,662	$14,218
Disposals (*)	–	(476)
Amortization	(3,005)	(8,080)
Total	$2,657	$5,662

(*)	The acceleration of the unamortized portion of GSL Amstel intangible liability-charter agreement when the vessel was sold on March 23, 2023.

Intangible liabilities are related to (i) acquisition of the Seven, the Twelve and the Four Vessels, and (ii) management’s estimate of the fair value of below-market charters on August 14, 2008, the date of the Marathon Merger (see note 1). These intangible liabilities are being amortized over the remaining life of the relevant lease terms and the amortization income is included under the caption “Amortization of intangible liabilities-charter agreements” in the interim unaudited condensed Consolidated Statements of Income.

Amortization income of intangible liabilities-charter agreements for each of the six months ended June 30, 2024, and 2023 was $3,005 and $5,045, respectively.

The aggregate amortization of the intangible liabilities in each of the 12-month periods up to June 30, 2026, is estimated to be as follows:

Amount
June 30, 2025	$2,383
June 30, 2026	274
$2,657

The weighted average useful lives are 0.46 years for the remaining intangible liabilities-charter agreements terms.

5. Derivative Assets

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings. The Company receives payments on the caps for any period that the one-month USD LIBOR rate is above beyond the strike rate, which is 0.75%. The termination date of the interest rate cap agreements is November 30, 2026. The premium paid to purchase the interest caps was $7,000, which was paid out of cash on December 22, 2021. The premium is being amortized over the life of the interest rate cap by using the caplet method.

In February 2022, the Company further hedged its exposure to a potential rising interest rate environment by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $764 as at June 30, 2024 ($1,368 negative fair value adjustment as at June 30, 2023) was recorded through Interim Unaudited Condensed Consolidated Statements of Income. The premium paid by the Company to purchase the interest rate caps was $15,370, which was paid out of cash on the settlement date. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. Amount received from interest rate caps for each of the periods ended June 30, 2024, and 2023, was $14,366 and $15,916, respectively.

F-16

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

5. Derivative Assets (continued)

On April 4, 2024, the Company entered into a FX option to purchase €3,000, with monthly settlements on the 11th calendar day of each month, starting April 11, 2024, and ending March 13, 2025. The initial value of the excluded component is equal to the option premium of €417 and is recognized in earnings using the amortization approach as per ASC 815-20-25-83A. As of June 30, 2024, and June 30, 2023, following a quantitative assessment, no amount has been reclassified to other comprehensive income to the interim unaudited condensed Consolidated Statements of Income.

	June 30, 2024	December 31, 2023
Opening balance	$41,506	$63,503
FX option premium	28	–
Unrealized loss on derivative assets (interest rate caps)	(4,479)	(16,625)
Unrealized gain on FX option	155	–
Fair value adjustment on derivative asset	(764)	(5,372)
Closing balance	$36,446	$41,506
Less: Current portion of derivative assets (interest rate caps)	(22,429)	(24,639)
Less: Current portion of FX option	(183)	–
Non-current portion of derivative assets (interest rate caps)	$13,834	$16,867

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of June 30, 2024, and June 30, 2023, following a quantitative assessment, part of the hedge was no longer considered effective and an amount of $551 and $(176) was reclassified to/(from) other comprehensive income to the interim unaudited condensed Consolidated Statements of Income.

6. Long-Term Debt

Long-term debt as of June 30, 2024 and December 31, 2023 consisted of the following:

Facilities	June 30, 2024	December 31, 2023
Macquarie loan (a)	$54,000	$66,000
2027 Secured Notes (b)	258,125	284,375
E.SUN, MICB, Cathay, Taishin Credit Facility (c)	21,600	28,500
Sinopac Credit Facility (d)	7,380	8,220
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (e)	62,697	73,283
Deutsche Credit Facility (f)	37,721	40,046
HCOB Credit Facility (g)	16,719	24,744
CACIB, Bank Sinopac, CTBC Credit Facility (h)	36,400	38,950
Chailease Credit Facility (i)	2,090	2,608
Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine) (j)	133,200	149,200
Total credit facilities	$629,932	$715,926
Sale and Leaseback Agreement CMBFL - $120,000 (k)	51,737	64,438
Sale and Leaseback Agreement CMBFL - $54,000 (l)	34,236	36,018
Sale and Leaseback Agreement - Neptune $14,735 (m)	5,208	6,796
Total Sale and Leaseback Agreements	$91,181	$107,252
Total borrowings	$721,113	$823,178
Less: Current portion of long-term debt	(155,704)	(164,888)
Less: Current portion of Sale and Leaseback Agreements (k,l,m)	(17,973)	(28,365)
Less: Deferred financing costs (o)	(8,428)	(10,750)
Non-current portion of Long-Term Debt	$539,008	$619,175

F-17

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

a) Macquarie Credit Facility

On May 18, 2023, the Company via its subsidiaries Global Ship Lease 72 LLC, Global Ship Lease 73 LLC, Global Ship Lease 74 LLC and Global Ship Lease 75 LLC entered into a new credit facility agreement with Macquarie Bank Limited (“Macquarie”) for an amount of $76,000 to finance part of the acquisition cost of four containership, each with carrying capacity of 8,544 TEU vessels, for an aggregate purchase price of $123,300. The vessels were delivered during the second quarter of 2023.

All four tranches were drawdown in the second quarter of 2023 and the credit facility has a maturity in May 2026.

The facility is repayable in two equal consecutive quarterly instalments of $5,000, six equal consecutive quarterly instalments of $6,000 and one quarterly instalments of $3,000 and two equal consecutive quarterly instalments of $1,000 with a final balloon payment of $25,000 payable three years after the first utilisation date.

This facility’s interest rate is SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $54,000.

b) 5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of the Company, closed on the private placement of $350,000 of publicly rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin 2.85%.

The Company used the net proceeds from the private placement for the repayment of the remaining outstanding balances on its New Hayfin Credit Facility and the Hellenic Bank Credit Facility (releasing five unencumbered vessels), and our 2024 Notes. The remaining amount of net proceeds were allocated for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note is payable in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

The 2027 Secured Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by the Company.

As of June 30, 2024, the aggregate principal amount outstanding under the 2027 Secured Notes was $258,125.

c) $60.0 Million E.SUN, MICB, Cathay, Taishin Credit Facility

On December 30, 2021, the Company via its subsidiaries Zeus One Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC, entered into a new syndicated senior secured debt facility with E.SUN Commercial Bank Ltd (“E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”). The Company used a portion of the net proceeds from this credit facility to fully prepay the outstanding balance of the Blue Ocean Junior Credit Facility at that time, amounting to $26,205 plus a prepayment fee of $3,968. All three tranches were drawn down in January 2022.

The facility is repayable in eight equal consecutive quarterly instalments of $4,500 and ten equal consecutive quarterly instalments of $2,400.

This facility’s interest is SOFR plus a margin of 2.75% per annum plus Credit Adjustment Spread (“CAS”) payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $21,600.

F-18

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

d) $12.0 Million Sinopac Capital International Credit Facility

On August 27, 2021, the Company via its subsidiary Global Ship Lease 42 LLC entered into a secured credit facility for an amount of $12,000 with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), which was partially used to fully refinance the Hayfin Credit Facility. The full amount was drawn down in September 2021 and the credit facility has a maturity in September 2026.

The facility is repayable in 20 equal consecutive quarterly instalments of $420 with a final balloon of $3,600 payable together with the final instalment.

This facility bears interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $7,380.

e) $140.0 Million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, the Company entered into a facility with Credit Agricole Corporate and Investment Bank (“CACIB”), Hamburg Commercial Bank AG (“HCOB”), E.Sun Commercial Bank, Ltd (“ESUN”), CTBC Bank Co. Ltd. (“CTBC”) and Taishin International Bank (“Taishin”) for a total of $140,000 to finance the acquisition of the Twelve Vessels. The full amount was drawdown in July 2021 and the credit facility has a maturity in July 2026.

The facility is repayable in six equal consecutive quarterly instalments of $8,000, eight equal consecutive quarterly instalments of $5,400 and six equal consecutive quarterly instalments of $2,200 with a final balloon payment of $35,600 payable together with the final instalment. On March 23, 2023, due to the sale of GSL Amstel, the Company repaid $2,838 on this facility, of which $1,000 was deducted from the final balloon payment, and the vessel was released as collateral.

This facility’s interest rate is SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $62,697.

 f) $51.7 Million Deutsche Bank AG Credit Facility

On May 6, 2021, the Company via its subsidiary Laertis Marine LLC entered into a secured facility for an amount of  $51,670 with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,527.

The facility is repayable in 20 equal consecutive quarterly instalments of $1,162.45 with a final balloon of $28,421 payable together with the final instalment.

This facility bears interest at SOFR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $37,721.

g) $64.2 Million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, the Company entered into a Senior Secured term loan facility with Hamburg Commercial Bank AG “the HCOB Credit Facility” for an amount of up to $64,200  in order to finance the acquisition of six out of the Seven Vessels.

Tranche A, E and F amounting to $32,100 were drawn down in April 2021 and have a maturity date in April 2025, Tranche B and D amounting to $21,400 were drawn down in May 2021 and have a maturity date in May 2025, and Tranche C amounting to $10,700 was drawn down in July 2021 and has a maturity date in July 2025.

Each Tranche of the facility is repayable in 16 equal consecutive quarterly instalments of $668.75.

F-19

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

 6. Long-Term Debt (continued)

g) $64.2 Million Hamburg Commercial Bank AG Credit Facility (continued)

This facility bears interest at SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $16,719.

h) $51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility

On April 13, 2021, the Company via its subsidiary Penelope Marine LLC entered into a secured facility for an amount of $51,700 in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an outstanding amount of  $48,648. The secured credit facility has a maturity in April 2026.

The lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), Bank Sinopac Co. Ltd. (“Bank Sinopac”) and CTBC Bank Co. Ltd. (“CTBC”). The facility is repayable in 20 equal consecutive quarterly instalments of $1,275 with a final balloon of $26,200 payable together with the final instalment.

This facility bears interest at SOFR plus a margin of 2.75% per annum plus CAS payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this facility was $36,400.

i) $9.0 Million Chailease Credit Facility

On February 26, 2020, the Company via its subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Credit Facility was used to refinance the DVB Credit Facility.

The facility is repayable in 36 consecutive monthly instalments of $156 and 24 monthly instalments of $86 with a final balloon of $1,314 payable together with the final instalment.

This facility bears interest at SOFR plus a margin of 4.20% per annum.

As of June 30, 2024, the outstanding balance of this facility was $2,090.

j) $268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), First-Citizens & Trust Company, Siemens Financial Services, Inc (“Siemens”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”).

Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.

F-20

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

j) $268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company,Siemens, CTBC, Bank Sinopac, Palatine) (continued)

Tranche B amounts to $38,000 was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. In January 2022, the Company agreed a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in the Company’s favor at an unchanged rate of LIBOR + 3.00%. On July 1, 2022, the interest rate is SOFR plus a margin of 3.00% plus CAS and is payable at each quarter end date.

As of June 30, 2024, the outstanding balance of this facility was $133,200.

k) $120.0 Million Sale and Leaseback agreements - CMBFL Four Vessels

On August 26, 2021, the Company via its subsidiaries Global Ship Lease 68 LLC, Global Ship Lease 69 LLC, Global Ship Lease 70 LLC and Global Ship Lease 71 LLC, entered into four $30,000 sale and leaseback agreements with CMB Financial Leasing Co. Ltd. (“CMBFL”) to finance the acquisition of the Four Vessels. As at September 30, 2021, the Company had drawdown a total of $90,000. The drawdown for the fourth vessel, amounting to $30,000, took place on October 13, 2021 together with the delivery of this vessel. The Company has a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

Each sale and leaseback agreement is repayable in 12 equal consecutive quarterly instalments of $1,587.5 and 12 equal consecutive quarterly instalments of $329.2 with a repurchase obligation of $7,000 on the final repayment date.

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bear interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of these sale and lease back agreements was $51,737.

l) $54.0 Million Sale and Leaseback agreement - CMBFL

On May 20, 2021, the Company via its subsidiary Telemachus Marine LLC entered into a $54,000 sale and leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”) to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46,624. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

         The sale and leaseback agreement is repayable in eight equal consecutive quarterly instalments of $2,025 each and 20 equal consecutive quarterly instalments of $891 with a repurchase obligation of $19,980 on the final repayment date.

         The sale and leaseback agreement matures in May 2028 and bears interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears

         In May 2021, on the actual delivery date of the vessel, the Company drew $54,000, which represented vessel purchase price $75,000 less advanced hire of $21,000, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to the Company by the unrelated third party under this agreement.

         As of June 30, 2024, the outstanding balance of this sale and leaseback agreement was $34,236.

F-21

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

m) $14.7 Million Sale and Leaseback agreement - Neptune Maritime Leasing

On May 12, 2021, the Company via its subsidiary GSL Violetta LLC entered into a $14,735 sale and leaseback agreement with Neptune Maritime Leasing (“Neptune”) to finance the acquisition of GSL Violetta delivered in April 2021. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In May 2021, the Company drew $14,735 under this agreement.

The sale and leaseback agreement is repayable in 15 equal consecutive quarterly instalments of $793.87 each and four equal consecutive quarterly instalments of $469.12 with a repurchase obligation of $950 on the last repayment date.

         The sale and leaseback agreement matures in February 2026 and bears interest at SOFR plus a margin of 4.64% per annum payable quarterly in arrears.

As of June 30, 2024, the outstanding balance of this sale and leaseback agreement was $5,208.

n) Repayment Schedule

Maturities of long-term debt for the periods subsequent to June 30, 2024, are as follows:

Payment due by period ended	Amount
June 30, 2025	173,677
June 30, 2026	200,629
June 30, 2027	192,992
June 30, 2028	153,815
$721,113

o) Deferred Financing Costs

	June 30, 2024	December 31, 2023
Opening balance	$10,750	$15,136
Expenditure in the period	–	1,140
Amortization included within interest expense	(2,322)	(5,526)
Closing balance	$8,428	$10,750

For the six-month period ended June 30, 2024, no costs were incurred in connection with the credit facilities.

During 2023, total costs amounting to $1,140 were incurred in connection with the Macquarie Credit Facility (see note 6a).

For the six-month periods ended June 30, 2024, and 2023, the Company recognized a total of $2,322 and $2,836, respectively, in respect of amortization of deferred financing costs.

p) Debt covenants-securities

Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including asset cover ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or remedied.

As of June 30, 2024, and December 31, 2023, the Company was in compliance with its debt covenants.

F-22

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

7. Related Party Transactions

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including EU Allowances (“EUAs”) monitoring and reporting and the arrangement and management of dry-docking. During 2022, Technomar provided all day-to-day technical ship management services for all but five (excluding GSL Amstel which was sold in March 23, 2023) of the Twelve Vessels. Management agreements of another third-party ship manager of these five vessels were terminated between May and July 2023. From those dates and onwards Technomar manages the five vessels. The management fees charged to the Company by third party managers for the six months ended June 30, 2024, and 2023, amounted to $nil and $981, respectively, and are shown in “Vessel operating expenses” in the interim unaudited condensed Consolidated Statements of Income. Technomar continued to supervise management for the five outsourced vessels up to the termination of the underlying management agreements between May and July 2023.

The management fees charged to the Company by Technomar for the six months ended June 30, 2024, amounted to $10,808 (six months ended June 30, 2023 - $8,901) and are shown under “Vessels operating expenses-related parties” in the interim unaudited condensed Consolidated Statements of Income. Additionally, as of June 30, 2024, outstanding receivables due from Technomar totaling $886 are presented under “Due from related parties” (December 31, 2023 - $626).

Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company for all of its vessels pursuant to commercial management agreements. The Company’s Executive Chairman is the sole beneficial owner of Conchart. Under the management agreements, Conchart is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments and developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels that the Company acquired as a result of the Poseidon Transaction, excluding the Argos, the agreements were effective from the date of the completion of the Poseidon Transaction. For the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction until the refinancing of 2022 Notes which took place on January 2021, an Exclusive Brokerage Services Agreement “EBSA agreement” was in place that was terminated and replaced with commercial management agreements also same agreements applied to all vessels that have been delivered; for all new acquired vessels during 2019 and going forward, the agreements were effective upon acquisition.

The fees charged to the Company by Conchart for the six months ended June 30, 2024 amounted to $4,317 (six months ended June 30, 2023: $3,662) and are disclosed within “Time charter and voyage expenses-related parties” in the interim unaudited condensed Consolidated Statements of Income. Any outstanding fees due to Conchart are presented in the interim unaudited condensed Consolidated Balance Sheets under "Due to related parties" totaling to $621, and $717 as of June 30, 2024 and December 31, 2023, respectively.

The Company as per commercial management agreements has agreed to pay to the commercial manager who shall be named broker in each memorandum of agreement (or equivalent agreement) providing for the sale of all vessels and purchase of some vessels, a commission of 1.00% based on the sale and purchase price for any sale and purchase of a vessel, which shall be payable upon request of the commercial manager.

8. Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 68 vessels as at June 30, 2024 is as follows:

F-23

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

8. Commitments and Contingencies (continued)

Period ending	Amount
June 30, 2025	$630,639
June 30, 2026	414,570
June 30, 2027	338,924
June 30, 2028	167,236
June 30, 2029	84,978
June 30, 2030	6,878
Total minimum lease revenue, net of address commissions	$1,643,225

9. Share Capital

Common shares

As of June 30, 2024, the Company has one class of Class A common shares.

Restricted stock units or incentive stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 10). In April 2020, 184,270 shares were issued under grants made under the 2019 Omnibus Incentive Plan (the “2019 Plan”). In 2023, 2022 and 2021, 440,698, 586,819 and 747,604 Class A common shares were issued under the 2019 Plan, respectively.

During the six months ended June 30, 2024, and 2023, a further 323,478 and 142,868 Class A common shares were issued under the 2019 Plan, respectively.

 On January 26, 2021, the Company completed its underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds to the Company of approximately $70,200, prior to deducting underwriting discounts, commissions and other offering expenses. The Company intended to use the net proceeds of the offering for funding the expansion of the Company’s fleet, general corporate purposes, and working capital. On February 17, 2021, the Company issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds the Company received in the January 2021 Equity Offering, after underwriting discounts and commissions and expenses, were approximately $67,758. On September 1, 2021, the Company purchased 521,650 shares and retired them, reducing the issued and outstanding shares. In April 2022, September 2022 and October 2022, the Company repurchased 184,684, 568,835 and 307,121 Class A common shares, respectively, reducing the issued and outstanding shares. During the six-month period ended June 30, 2024, and 2023, the Company repurchased 251,772 and 967,242 Class A common shares, reducing the issued and outstanding shares. During 2023, the Company repurchased 1,242,663 Class A common shares, reducing the issued and outstanding shares. As at June 30, 2024, the Company had 35,260,029 Class A common shares outstanding.

On May 10, 2023, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first quarter of 2023 paid on June 2, 2023, to common shareholders of record as of May 24, 2023, amounting to $13,340.

On August 3, 2023, the Company announced a dividend of $0.375 per Class A common share from the earnings of the second quarter of 2023 paid on September 4, 2023 to common shareholders of record as of August 23, 2023 amounting to $13,300.

On November 9, 2023, the Company announced a dividend of $0.375 per Class A common share from the earnings of the third quarter of 2023 paid on December 4, 2023, to common shareholders of record as of November 24, 2023, amounting to $13,258.

On February 12, 2024, the Company announced a dividend of $0.375 per Class A common share from the earnings of the fourth quarter of 2023 paid on March 6, 2024, to common shareholders of record as of February 22, 2024, amounting to $13,214.

On May 10, 2024, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first quarter of 2024 paid on June 3, 2024, to common shareholders of record as of May 24, 2024, amounting to $13,255.

F-24

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

9. Share Capital (continued)

Preferred shares

On August 20, 2014, the Company issued 1,400,000 Depositary Shares (the "Depositary Shares"), each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Perpetual Preferred Shares (“Series B Preferred Shares”) representing an interest in 14,000 Series B Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share) (NYSE:GSL-B), priced at $25.00 per Depositary Share. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).

These shares are classified as Equity in the interim unaudited condensed Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the interim unaudited condensed Consolidated Statements of Changes in Shareholders’ Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Dividends have been declared for all subsequent quarters.

On December 29, 2022, the Company entered into a new At Market Issuance Sales Agreement with B. Riley Securities, Inc. (the “Agent”), pursuant to which the Company may offer and sell, from time to time, up to $150,000,000 of its Depositary Shares. This new ATM Agreement terminated and replaced, in its entirety, the former at-the-market program that the Company had in place with the Agent for the Depositary Shares. Up to June 30, 2024, no sales had occurred under the new ATM Agreement.

As of June 30, 2024, there were 4,359,190 Depositary Shares outstanding, representing an interest in 43,592 Series B Preferred Shares.

10. Share-Based Compensation

On February 4, 2019, the Board of Directors adopted the 2019 Plan.

The purpose of the 2019 Plan is to provide directors, officers and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of our company or our subsidiaries and affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of our company. The 2019 Plan is administered by the Compensation Committee of the Board of Directors, or such other committee of the Board of Directors as may be designated by them. Unless terminated earlier by the Board of Directors, the 2019 Plan will expire 10 years from the date on which it was adopted by the Board of Directors.

Following the adoption of the 2019 Plan, previous plans adopted in 2015 and 2008 were terminated.

In 2019, the Board of Directors approved awards to the Company’s executive officers under the 2019 Plan, providing those executive officers with the opportunity to receive up to 1,359,375 Class A common shares in aggregate. The Board of Directors approved additional awards of 61,625 of Class A common shares to two other employees resulting in a total amount of awards of up to 1,421,000 shares. In July 2021, the Board of Directors approved the issuance of 17,720 shares to one member of senior management as a special bonus.

The 1,421,000 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche was to vest conditioned only on continued service over the three-year period which commenced January 1, 2019. Tranches two, three and four would vest when the Company’s stock price exceeded $8.00, $11.00 and $14.00, respectively, over a 60-day period. The $8.00 threshold was achieved in January 2020, the $11.00 threshold was achieved in January 2021 and the $14.00 threshold was achieved in March 2021. Accordingly, 113,279 incentive shares vested in the year ended December 31, 2019, 317,188 incentive shares vested in the year ended December 31, 2020 and 1,008,253 incentive shares vested in the year ended December 31, 2021. Of the total of 430,467 incentive shares which vested up to December 31, 2020, 184,270 were settled and issued as Class A common shares in April 2020. A further 747,604 Class A common shares were settled and issued during the year ended December 31, 2021. A total of 1,438,720 incentive shares had vested as at December 31, 2021, of which 931,874 and 408,096 had been issued in 2021 and 2022, respectively.

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Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

10. Share-Based Compensation (continued)

On September 29, 2021, the Compensation Committee and the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the 2019 Plan by 1,600,000 to 3,412,500, and approved new awards to senior management, totaling 1,500,000 shares of incentive stock, in three tranches, with a grant date October 1, 2021. The first tranche, representing 55% of the total, is to vest quarterly conditioned only on continued service over the four-year period which commenced October 1, 2021. Tranches two and three, each representing 22.5% of the total, were to vest quarterly up to September 30, 2025, once the Company’s stock price exceeded $27.00 and $30.00, respectively, over a 60-day period. The Compensation Committee and Board of Directors also approved an increase the maximum number of Class A common shares that each non-employee director may be granted in any one year to 25,000 and subsequently approved stock-based awards to the then seven non-executive directors totaling 105,000 shares of incentive stock, or 15,000 each, to vest in a similar manner to those awarded to senior management.

During the year ended December 31, 2022, 28,528 unvested share awards were cancelled or withdrawn on the resignations of two directors and an award of 13,780 was made to one new director to vest in a similar manner to the other awards, with the first tranche adjusted for the date of appointment of the director.

As at December 31, 2022, 3,028,972 incentive Class A common shares had been awarded under the 2019 Plan leaving 383,528 Class A common shares available to be awarded under the 2019 Plan.

In March 2023, the Compensation Committee and the Board of Directors, approved an amendment to the awards agreed in September 2021 for senior management and non-employee directors such that 10% of the second tranche would be forfeit with the remaining 90% vesting from April 2023 and quarterly thereafter with the last such vesting to be October 2025. The price at which the third tranche was to vest was amended to $21.00. All other terms of the awards remain unchanged. The threshold for the third tranche, was met in second quarter 2024.

During the years ended December 31, 2023, 2022 and 2021, 399,727, 218,366 and 55,175 incentive shares vested, respectively, under the amended September 2021 awards. A total of 2,111,988 incentive shares under both plans had vested as at December 31, 2023. Of the total incentive shares which vested under both plans up to December 31, 2023, 152,598 had not been issued.

On January 2, 2024, the Company approved awards to a non-employee director amounting to 4,884 shares of incentive stock which vested and were issued immediately, and 8,311 shares, to vest in a similar manner to the awards to other non-employee directors, adjusted for the date of appointment of the director, up to September 30, 2025.

As a result of the Chief Executive Officer (“CEO”) transition in March 2024, the Board of Directors approved a new award of 6,465 shares of incentive stock to the new non-employee director and 51,750 a new award to the new CEO, both structured in the same way as existing equivalent awards, adjusted for the dates of appointment. 155,250 shares were forfeited, due to retirement of the then CEO.

Share based awards since January 1, 2023, are summarized as follows:

	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2023	1,316,711	$22.35	n/a
Vested in year ended December 31, 2023	(399,727)	n/a	18.87
Forfeit in March 2023	(35,771)	n/a	n/a
Unvested as at December 31, 2023	881,213	$22.35	n/a
Vested in six months ended June 30, 2024	(361,584)	n/a	26.92
Granted in January 2024	13,195	18.82	n/a
Granted in March 2024	58,215	17.80	n/a
Forfeit in March 2024	(155,250)	n/a	n/a
Unvested as at June 30, 2024	435,789	$21.92	n/a

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Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

10. Share-Based Compensation (continued)

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the interim unaudited condensed Consolidated Statements of Income over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

For the six months ended June 30, 2024, and 2023, the Company recognized a total of $4,460 (includes $345 positive net effect from the amendment to the stock-based awards consequent on the CEO transition) and $5,179 (includes $451 effect from the amendment to the stock-based awards), respectively, in respect of stock-based compensation.

11. Earnings per Share

Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed.

 Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only be allocated to the Class A common shareholders.

 At June 30, 2024 and December 31, 2023, there were 435,789 and 881,213, respectively, shares of incentive share grants unvested as part of senior management’s and non-executive directors incentive awards approved on September 29, 2021.

	Six months ended June 30,
	2024	2023
Numerator:
Net income available to common shareholders:	$175,149	$147,612

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	35,201,716	35,533,273
Plus weighted average number of RSUs with service conditions	435,789	673,036
Common share and common share equivalents, dilutive	35,637,505	36,206,309

Basic earnings per share:
Class A	4.98	4.15

Diluted earnings per share:
Class A	4.91	4.08

12. Subsequent events

On August 5, 2024, the Company announced a dividend of $0.45 per Class A common share from the earnings of the second quarter of 2024 to be paid on September 4, 2024, to common shareholders of record as of August 23, 2024.

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